UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-translated documents of POSCO Corporate Governance Report 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)
Date: June 22 , 2021	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Head of Finance Office

Corporate Governance Report

2020

Pursuant to KOSPI Market Disclosure Regulation Article 24-2, POSCO provides this report in order to help investors to better understand the company’s corporate governance.

The corporate governance status in this report is composed based on December 31, 2020, and if there has been any changes occurred as of May 31, 2021 which was the submission date of this report to the Korea Exchange in Korean language, those are stated separately.

The status of corporate governance in this report is basically about the time period from January 1, 2020 to December 31, 2020. When the corporate governance report guidelines of the Korea Exchange provide different time period for some matters, we stated information within those time periods.

This is a courtesy English translation of the Corporate Governance Report that originally was prepared in Korean language.

[ Contents ]

I	Overview

•	Name of Company : POSCO

•	People in charge of the report:

•	Main In-charge : Ahn, Jae-Ung, Section Leader, Investor Relations Group

•	Co In-charge : Jeong, Gyeoun, Manager, Investor Relations Group

•	Record Date : December 31, 2020

•	Company Overview

Largest Shareholder	National Pension Service	Shareholding Ratio of the Largest Shareholder 1)	11.11%
		Shareholding ratio of Minority Shareholders 2)	74.30%
Business Type	Non-Financial	Major Products	Steel Products and By-Products
Enterprise Group under Monopoly Regulation and Fair Trade Act	Yes	Act on the Management of Public Institutions	Not Applicable
Name of Enterprise Group	POSCO
Summary of Financial Status (In hundred millions of KRW)

	2020	2019	2018
Consolidated Revenue	577,928	643,668	649,778
Consolidated Operating Profit	24,030	38,689	55,426
Consolidated Profit from Continuing Operations	17,882	19,826	18,921
Consolidated Profit	17,882	19,826	18,921
Consolidated Total Assets	790,870	790,587	782,483
Separate Total Assets	567,950	557,108	541,260

1)	As of April 30, 2021
2)	As of December 31, 2020

Glossary
BoD, the BoD	The Board of Directors
GMoS	General Meeting(s) of Shareholders
The company, company, we, our, us	POSCO as a separate business entity

II	Current Status of Corporate Governance

1. Corporate Governance Policy

•	The Principle and Policy of Corporate Governance

POSCO pursues advanced corporate governance that enhances shareholders’ value in the long-term and equally better interested parties’ rights. The management conducts responsible management with their expertise and reasonable decision-making and the BoD which consists of majority number of Outside Directors supervises and advises the management. This “Global Professional Management” is harmonized based on checks and balances and these principles, as proclaimed in Corporate Governance Charter are carried out within and outside POSCO.

Detailed principles of corporate governance are reflected on internal regulations for corporate governance such as Articles of Incorporation, Operational Regulations of the Board of Directors, Corporate Governance Charter, etc., and also available on POSCO homepage at http://www.posco.com

POSCO leadingly adopted Outside Directors Policy in 1997 and has continuously improved it for independence of BoD and to strengthen its roles. At the GMoS held in March 2021, in order to actively respond to the Environmental, Social and Corporate Governance (ESG) risks and demands of interested third parties, we reorganized the Special Committee system, for example, by establishing the ESG Committee.

The BoD consists of members with abundant experience and expertise from the fields of industry, academia, law, environment, accounting and public services in order to provide diversity and balanced-perspective for the management’s reasonable decision-making. In order to effectively supervise and intervene the management, the BoD consists of more than half of Outside Directors. In addition, the BoD is operated centered on outside directors, with the Chairmen of BoD and Special Committees are appointed from Outside Directors.

•	Characteristics of Corporate Governance

POSCO’s BoD, as permanently established and the highest decision-making body, has the right to elect Representative Directors. Since 2006, the Chairman position of BoD has been separated from the position of the CEO and the Representative Director and has been appointed among Outside Directors by resolutions of BoD.

Outside Directors who have expertise and abundance of experience are recommended by Director Candidate Recommendation and Management Committee(Director Candidate Recommendation Committee as of May 31, 2021) or by shareholders’ suggestion then elected at the GMoS by shareholders’ votes. As of May 31, 2021, POSCO BoD has total 12 Directors: 7 Outside Directors and 5 Inside Directors.

In 2020 under the BoD, there were 5 Special Committees: Director Candidate Recommendation and Management Committee, Evaluation and Compensation Committee, Finance and Related Party Translations Committee, Audit Committee, and Executive Management Committee. Except Executive Management Committee which reviews and deliberates steel-related investments, Outside Directors are more than half of total number of Directors in each Special Committee. In addition, Evaluation and Compensation Committee and Audit Committee consist of all Outside Directors in order to guarantee independent decision-making. Among Special Committees, Director Candidate Recommendation and Management Committee and Audit Committee are mandatory for installation under the Commercial Act. However, the rest of 3 Special Committees were established voluntarily by the BoD for professionalism, independence and efficiency of the BoD. Finance and Related Party Translations Committee and Audit Committee include Directors who have expertise and experience in the fields of Industries, accounting and finance and are operated with minimum changes of members during their terms in consideration of specialty for the Committees.

As of May 31, 2021, due to reorganization of Special Committee system, including the establishment of a new Special Committee at the GMoS held in March 2021, the following 6 Special Committees are in operation: ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee, Executive Management Committee, and Audit Committee. Except Executive Management Committee which reviews and deliberates steel-related investments, Outside Directors are more than half of total number of Directors in each Special Committee. In addition, Evaluation and Compensation Committee and Audit Committee consist of all Outside Directors in order to guarantee independent decision-making. Among Special Committees, Director Candidate Recommendation Committee and Audit Committee are mandatory for installation under the Commercial Act. However, the rest of 4 Special Committees were established voluntarily by the BoD for professionalism, independence and efficiency of the BoD. Finance Committee and Audit Committee are operated with experts who have experience in the fields of Industries, accounting and finance and ESG Committee is operated with an environment expert.

Moreover, in order to gather opinions on BoD agendas and other matters, Outside Directors Meeting is held semi-annually and BoD Strategy Session is held twice in a year and collect opinions for the POSCO Group’s strategies, business plans, and so on. For detailed explanation of BoD, Special Committees, and their members and roles, please refer to “3. Board of Directors (BoD)”.

2. Shareholders

(Core Principle 1) Rights of Shareholders • Shareholders need to be given sufficient information in a timely manner to exercise rights and need to exercise rights with proper procedure.

(Sub-Principle 1-①) The company needs to provide sufficient information for the date, location and agendas of GMoS, long enough before the meeting date.

A. History and Notice of GMoS

POSCO has held 3 Ordinary GMoS from January 1, 2019 till May 31, 2021. Information regarding GMoS such as date, location, agendas, etc. were provided to shareholders through Korea Exchange(KRX) public disclosure both in Korean and English, Data Analysis, Retrieval and Transfer System(DART) website by Financial Supervisory Service, U.S. Securities and Exchange Commission(SEC) website, POSCO website, mail notice for domestic shareholders, Depositary Notice and Proxy Card for foreign DR shareholders, and so on.

The history and details of GMoS from January 1, 2019 to May 31, 2021 are given in the following table.

•	(Table 1-①-1) History and Details of GMoS from January 1, 2019 to May 31, 2021

		Ordinary GMoS 2021	Ordinary GMoS 2020	Ordinary GMoS 2019
	Resolution of Convocation	January 28, 2021	January 31, 2020	January 30, 2019
	Notice of Convocation	February 18, 2021	February 27, 2020	February 20, 2019
	GMoS Date	March 12, 2021	March 27, 2020	March 15, 2019
	Days between Notice of Convocation and GMoS Date	21 days	28 days	22 days
	Location/ Region	POSCO Center / Gangnam-gu, Seoul	POSCO Center / Gangnam-gu, Seoul	POSCO Center / Gangnam-gu, Seoul
	Notice to Shareholders	Mail notice, POSCO website, DART and KRX website	Mail notice, POSCO website, DART and KRX website	Mail notice, POSCO website, DART and KRX website
	Notice for foreign shareholders	U.S. SEC website, Depositary Notice and Proxy Card for DR holders, and KRX English public disclosure	U.S. SEC website, Depositary Notice and Proxy Card for DR holders	U.S. SEC website, Depositary Notice and Proxy Card for DR holders
Details	BoD	12 out of 12 Directors attended	11 out of 12 Directors attended	12 out of 12 Directors attended
	Audit Committee Members	3 out of 3 members attended	2 out of 3 members attended	3 out of 3 members attended
	Shareholders’ Remarks	1) 1 shareholder remark 2) Message : Plans for Lithium-ion battery materials business	1) 5 shareholders remarks 2) Messages : Impact of COVID-19, shareholder return plan, consent remarks, other remarks	1) 5 shareholders remarks 2) Messages : consent remarks, Inquiry regarding laborer director as Board member, other remarks

B. Providing Information regarding GMoS

POSCO held 3 Ordinary GMoS from January 1, 2019 to May 31, 2021. Generally, we provide dates and locations of GMoS through BoD resolutions by 6 weeks before the meetings. After resolutions on the GMoS agendas by the BoD, we provided information through Korea Exchange(KRX), Data Analysis, Retrieval and Transfer System(DART) website by Financial Supervisory Service, U.S. Securities and Exchange Commission(SEC) website, and POSCO website. In addition, until 2 weeks before the GMoS, we provided GMoS notice, related supplementary information, guide for voting rights exercise, ballot paper, return envelope, etc. to every shareholder by mail. For GMoS held in March 2021, to provide information better for foreign shareholders, we also conducted the Korea Exchange public disclosure in English.

In 2020, the company conducted Notice of Convocation 4 weeks before the date of GMoS. However, in 2021, due to internal processes, the company conducted Notice of Convocation 3 weeks before the date of GMoS and resultantly did not meet one of the Corporate Governance Key Compliance Indicators. In the future, the company will review business processes and try to comply with the Corporate Governance standards.

(Sub-Principle 1-②) The company needs to help shareholders to attend the GMoS and to express their opinions.

A. History of Shareholders’ Exercise of Voting Rights

From January 1, 2019 to May 31, 2021, the company has held 3 Ordinary GMoS, and participated in the Voluntary Compliance Program for GMoS Date Separation in 2019 and 2021 by setting GMoS dates on non-congested dates. In 2020, there was partial amendments on the Enforcement Decree of the Commercial Act in progress that contained matters related to GMoS. In order to avoid uncertainties caused by the amendments, the company set the date of GMoS in late March and resultantly, held the GMoS in one of the congested dates.

For the shareholders who are not able to attend the GMoS, the company provides ballot pater and return envelope to every shareholder by mail. And in order to facilitate voting process, we have adopted and continued electronic voting system since 2019. The company conducts proxy solicitation and to facilitate exercise of voting rights by proxy, we post power of attorney on our website. At the GMoS held in March 2021, in consideration of the COVID-19 situation, the company also held an online GMoS simultaneously and made efforts to ensure shareholders participation as much as possible by receiving inquiries from shareholders in advance.

The voting rights related information with regards to the GMoS held from January 1, 2019 to May 31, 2021 is as follows.

•	(Table 1-②-1) Dates of GMoS and Voting Types

	GMoS 2021	GMoS 2020	GMoS 2019
Congested Dates for GMoS	March 26, 2021 March 30, 2021 March 31, 2021	March 13, 2020 March 20, 2020 March 26, 2020 March 27, 2020	March 22, 2019 March 27, 2019 March 28, 2019 March 29, 2019
Date of GMoS	March 12, 2021	March 27, 2020	March 15, 2019
Meeting on Non-Congested Date	Yes	No	Yes
Conduct of Voting via Mail	Yes	Yes	Yes
Conduct of Electronic Voting	Yes	Yes	Yes
Conduct of Proxy Solicitation	Yes	Yes	Yes

The company held 2 GMoS from January 1, 2020 to May 31, 2021 and the results on each agenda are as follows.

•	(Table 1-②-2) GMoS Voting Results on Each Agenda

Ordinary			The 52nd GMoS			March 27, 2020
Agenda		Resolution Type	Description	Result	Number of Total Issued Shares with Voting Rights (①) 1)	Exercised Shares from ① (A) 2)	For (B) (Ratio, %)3)
							Against, Spoilt vote, etc. (C) (Ratio, %)4)
1		Ordinary	Approval of the 52nd (January 1, 2019 ~ December 31, 2019) Financial Statements	Approved	80,115,641	59,466,665	55,009,722 (92.5%)
							4,456,943 (7.5%)
2	2-1	Ordinary	Election of Inside Director Chang, In-Hwa	Approved	80,115,641	59,466,665	56,365,868 (94.8%)
							3,100,797 (5.2%)
	2-2	Ordinary	Election of Inside Director Chon, Jung-Son	Approved	80,115,641	59,466,665	52,915,681 (89.0%)
							6,550,984 (11.0%)
	2-3	Ordinary	Election of Inside Director Kim, Hag-Dong	Approved	80,115,641	59,466,665	57,578,408 (96.8%)
							1,888,257 (3.2%)
	2-4	Ordinary	Election of Inside Director Jeong, Tak	Approved	80,115,641	59,466,665	57,591,028 (96.8%)
							1,875,637 (3.2%)
3		Ordinary	Election of Outside Director Chang, Seung-Wha	Approved	80,115,641	59,466,665	46,313,765 (77.9%)
							13,152,900 (22.1%)
4		Ordinary	Election of Audit Committee Member Pahk, Heui-Jae	Approved	71,736,197	51,087,221	49,027,361 (96.0%)
							2,059,860 (4.0%)
5		Ordinary	Approval of the Ceiling Amount of Total Remuneration for Directors	Approved	80,115,641	59,466,665	58,865,200 (99.0%)
							601,465 (1.0%)

1)	Number of shares for Audit Committee Member agenda excluded the number of shares that are limited for voting rights.
2)	Exercised shares(A) = Number of shares (B) + Number of shares (C)
3)	Ratio of approval shares (%) : (B/A) x 100
4)	Ratio of objection, spoilt vote and other shares = (C/A) x 100

Ordinary			The 53rd GMoS			March 12, 2021
Agenda		Resolution Type	Description	Result	Number of Total Issued Shares with Voting Rights (①) 1)	Exercised Shares from ① (A) 2)	For (B) (Ratio, %)3)
							Against, Spoilt vote, etc. (C) (Ratio, %)4)
1		Ordinary	Approval of the 53rd (January 1, 2020 ~ December 31, 2020) Financial Statements	Approved	76,125,472	57,150,034	48,582,573 (85.0%)
							8,567,461 (15.0%)
2		Special	Partial Amendments of the Articles of Incorporation	Approved	76,125,472	57,150,034	56,735,315 (99.3%)
							414,719 (0.7%)
3	3-1	Ordinary	Election of Inside Director Choi, Jeong-Woo (Candidate for the Representative Director & CEO)	Approved	76,125,472	57,150,034	51,625,521 (90.3%)
							5,524,513 (9.7%)
	3-2	Ordinary	Election of Inside Director Kim, Hag-Dong	Approved	76,125,472	57,150,034	47,915,135 (83.8%)
							9,234,899 (16.2%)
	3-3	Ordinary	Election of Inside Director Chon, Jung-Son	Approved	76,125,472	57,150,034	43,095,459 (75.4%)
							14,054,575 (24.6%)
	3-4	Ordinary	Election of Inside Director Jeong, Tak	Approved	76,125,472	57,150,034	47,914,922 (83.8%)
							9,235,122 (16.2%)
	3-5	Ordinary	Election of Inside Director Chung, Chang-Hwa	Approved	76,125,472	57,150,034	48,212,420 (84.4%)
							8,937,614 (15.6%)
4	4-1	Ordinary	Election of Outside Director Yoo, Young-Sook	Approved	76,125,472	57,150,034	55,804,481 (97.6%)
							1,345,553 (2.4%)
	4-2	Ordinary	Election of Outside Director Kwon, Tae-Kyun	Approved	76,125,472	57,150,034	46,161,776 (80.8%)
							10,988,258 (19.2%)
5		Ordinary	Election of an Outside Director to Become an Audit Committee Member Kim, Sung-Jin	Approved	67,551,105	48,575,667	47,228,426 (97.2%)
							1,347,241 (2.8%)
6		Ordinary	Approval of the Ceiling Amount of Total Remuneration for Directors	Approved	76,125,472	57,150,034	46,585,100 (81.5%)
							10,564,934 (18.5%)

1)	Number of shares for Audit Committee Member agenda excluded the number of shares that are limited for voting rights.
2)	Exercised shares(A) = Number of shares (B) + Number of shares (C)
3)	Ratio of approval shares (%) : (B/A) x 100
4)	Ratio of objection, spoilt vote and other shares = (C/A) x 100

B. Company’s Effort for Shareholders’ Voting Rights Exercise

As described in A. History of Shareholders’ Exercise of Voting Rights, POSCO provides voting via mail, electronic voting, and proxy solicitation in order to facilitate shareholders’ participation to GMoS. Especially for the GMoS held in 2020 and 2021 under the COVID-19 situation, the company promoted non-contact exercise of voting rights such as voting via mail or electronic voting through company website and online social networking services. Additionally, we provided e-mail address and phone number for inquiries regarding GMoS through the CEO’s letter via mail with the notice of GMoS convocation, and actively responded to shareholders’ inquiries.

•	(Picture 1-②-1) Promotion on the Company Website and Online Social Networking Services

(Sub-Principle 1-③) Company needs to facilitate shareholders to suggest GMoS agendas conveniently and to facilitate them freely asking questions and requesting explanations about shareholders’ suggested agendas at the meeting.

A. Shareholder Proposal Right

Although the company does not provide a guidance on the legally prescribed shareholder proposal procedure on its website, the company provides the information, via emails, about recommendation of Outside Director candidates to its shareholders with a proposal right per relevant laws in order to facilitate their involvement in the recommendation process.

Regarding shareholder proposal standards and procedures for Outside Director candidate recommendation, the company prescribed in the Article 30 of the Articles of Incorporation that by exercising shareholder proposal right in accordance with relevant laws, shareholders may recommend Outside Director candidates to Director Candidate Recommendation and Management Committee (Director Candidate Recommendation Committee, as of May 31, 2021). When the recommendation of an Outside Director candidate is received as shareholder proposal, the Investor Relations(IR) Group checks whether it meets the shareholder proposal requirements. After that, the Director Candidate Recommendation and Management Committee(Director Candidate Recommendation Committee, as of May 31, 2021) verifies the candidate’s eligibility and recommends to the GMoS as an Outside Director candidate.

From January 1, 2019 to May 31, 2021, there was no shareholder proposal with regards to GMoS agenda or no public letter received from institutional investors as part of the Stewardship Code. Accordingly, implementation status related to shareholder proposal or public letter of institutional investors have been omitted. In the future, if there is any shareholder proposal related to agenda of the GMoS, the company will respect shareholders’ opinions so that they can freely ask questions and request explanations at the GMoS.

B. Support for Exercise of Shareholder Proposal Right

In order to facilitate recommendation of candidates for Outside Directors by shareholders who have shareholder proposal rights in accordance with related laws, the company provides guidance on Outside Director candidate recommendations through e-mails. In order to strengthen communication with shareholders and secure various candidates for Outside Directors, from 2018, “Shareholders’ Recommendation System” was introduced which shareholders participate directly in the process of finding candidates for Outside Directors. Like other candidates, the recommended candidates are screened by the Outside Director Candidate Recommendation Advisory Panel.

About 2~3 months before Ordinary GMoS, a letter from the Chairman of Director Candidate Recommendation and Management Committee(Director Candidate Recommendation Committee as of May 31, 2021) is sent to shareholders who can exercise shareholder proposal rights under the Commercial Act, suggesting recommendation of one Outside Director candidate per one shareholder and the recommendation is received by e-mail or mail. For the Ordinary GMoS held in March 2021, the recommendation period was from January 11, 2021 to January 20, 2021.

For the Ordinary GMoS in March 2019, one candidate(law major, professorship, female) was proposed for Outside Director through the Shareholders’ Recommendation procedure and the Outside Director Candidate Recommendation Advisory Panel included the candidate as one of the potential candidates and proceeded discussion. It was concluded that the candidate did not meet the need of the company and was not recommended to the Director Candidate Recommendation and Management Committee. Subsequently, the related information was provided to the recommended organization.

(Sub-Principle 1-④) The company needs to prepare mid to long-term shareholder return policy and future plans, including dividends, and to guide them to shareholders.

A. Shareholder Return Policies

In January 2020 at the BoD, the company concretized mid-term dividend policy to improve predictability and transparency on dividends and disclosed through public disclosure, company website and investor relations conference calls. The company’s mid-term dividend policy aims approximately 30% dividend payout ratio for the years from 2020 to 2022. The dividend payout ratio is calculated based on profit attributable to owners of the controlling company in consolidated basis by adjusting one-off expenses without cash outflows. For the year-end dividend, mid-term business plans, dividend yields, cash flows, and other factors are comprehensively considered. The mid-term dividend policy will be disclosed after review on every 3 years.

In addition, by partially amending the Articles of Incorporation in 2016, the company introduced quarterly dividend system so that quarterly dividends can be paid in cash by resolution of the BoD and the quarterly dividends has been continued since the 2nd quarter of 2016.

In April 2020, the BoD resolved on a share repurchase trust contract in order for stable management of stock price and improvement of shareholders’ value. During the contract period, from April 13, 2020 to April 12, 2021, the company finished repurchasing shares worth KRW 1 trillion which is the contract amount.

B. Information Provision of Shareholders Return Policies

In April 2020, the company website related to shareholder return policy was re-organized to provide information on the mid-term dividend policy, dividend details and amounts, and information on share repurchase in Korean and English. In addition, the POSCO dividend information service has been established and operated as a separate website to enable online search of dividend details from the 3rd quarter dividend of 2020. Through the service, information related to shareholder return, such as the company’s investor relations materials, mid-term dividend policy, and share repurchase result is provided in an integrated manner.

•	(Picture 1-④-1) Disclosure of Shareholders Return Policy

(Sub-Principle 1-⑤) Shareholders right to receive proper level of dividends, etc. based on shareholder return policy and future plan, etc. needs to be respected.

A. Shareholder Return Status

Until 2019, the company disclosed dividend policy of “maintaining long-term stable cash dividend levels including quarterly dividends” on its website and has regularly paid an annual dividend of KRW 8,000 to 10,000 per share, in order to enhance shareholder trust. Accordingly, in 2018 and 2019, we provided cash dividends of KRW 10,000/share per year, respectively.

The company raised shareholders return target to 30% by concretizing mid-term dividend policy to improve predictability and transparency on dividends at the BoD in January 2020. And when calculating a dividend payout ratio, based on profit attributable to owners of the controlling company in consolidated basis, by adjusting one-off expenses without cash outflows the company reinforced linkage with business performance. In 2020, based on KRW 1,816 billion, profit attributable to owners of the controlling company in consolidated basis is KRW 1,602 billion and one-off expenses without cash outflows is KRW 214 billion, the BoD discussed applying adjusted dividend payout ratio of 34.2% and according to the revised mid-term dividend policy, the annual dividend per share was resolved to KRW 8,000 and the total annual dividend of KRW 620 billion was paid.

The shareholder return status for the last 3 fiscal years is as follows.

•	(Table 1-⑤-1) Shareholder Return Status in the Last 3 Fiscal Years (Shares, KRW, Billions of KRW, %)

Fiscal Year	Month for Year-end Closing	Types of Shares	Share Dividend	Cash Dividend
				Dividend per Share (KRW)	Total Dividend (Billions of KRW)	Dividend Ratio to Market Value	Dividend Payout Ratio
							Consolidated Basis 1)	Separate Basis
2020	December	Common	—	8,000	620	3.0%	38.7%	64.2%
		Class	—	—	—	—
2019	December	Common	—	10,000	801	4.1%	43.7%	68.1%
		Class	—	—	—	—
2018	December	Common	—	10,000	800	4.1%	47.3%	74.6%
		Class	—	—	—	—

•	Dividend per Share: Sum of quarterly dividends/share and year-end dividend/share

•	Dividend Payout Ratio:

•	Consolidated base is calculated total dividend divided by profit attributable to owners of the controlling company.

•	Separate base is calculated total dividend divided by separate profit.

•

Dividend Ratio to Market Value is calculated by dividing Dividend per Share to average closing share prices of the 1 week which is the time period prior to the two last trading days before the year-end record date.

1)	The adjusted dividend payout ratio with the company’s mid-term dividend policy is different due to adjustment of one-off expenses without cash outflows.

•	Adjusted dividend payout ratio in consolidated basis in the last 3 fiscal years : 25.5%(2018), 31.6%(2019), 34.2%(2020)

The company has introduced quarterly dividend system since 2016, and has been maintaining shareholder return through quarterly dividends throughout the year. The details of quarterly dividends for the last 3 fiscal years are as follows. The company has not paid stock dividends or differential dividends in the last 3 fiscal years.

•	(Table 1-⑤-2) Quarterly Dividend Status in the Last 3 Fiscal Years

(KRW, Billions of KRW)

Fiscal Year	Quarter	Resolution Date of BoD	Dividend per Share	Total Dividend
2020	1st	May 8, 2020	1,500	120
	2nd	August 7, 2020	500	40
	3rd	November 6, 2020	1,500	118
	4th	January 28, 2021	4,500	343
2019	1st	May 10, 2019	2,000	160
	2nd	July 29, 2019	2,000	160
	3rd	November 1, 2019	2,000	160
	4th	January 31, 2020	4,000	321
2018	1st	May 11, 2018	1,500	120
	2nd	July 27, 2018	1,500	120
	3rd	November 3, 2018	2,000	160
	4th	January 30, 2019	5,000	400

B. Shareholder Right for Shareholder Return

The mid-term dividend policy was newly revised at the BoD in January 2020 to enhance transparency and predictability related to dividends by reflecting the expectations and demands of shareholders. The company raised shareholder return target to 30% of dividend payout ratio, and adjusted one-off expenses without cash outflows from profit attributable to owners of the controlling company so that dividends linked to business performance are paid out. In the future, we will continue to communicate transparently with shareholders in relation to shareholder return and actively reflect the rights of shareholders.

(Core Principle 2) Fair Treatment of Shareholders

•

Shareholders need to be given fair voting rights according to the type and number of shares and the company needs to make efforts to furnish system that provides corporate information fairly to shareholders.

(Sub-Principle 2-①) The company needs to ensure that shareholders’ voting rights are not infringed and to provide company information to shareholders in timely, sufficient and equitable manners.

A. Stock Issuance Information

According to the Articles of Incorporation, the total number of shares which the company is authorized to issue is 200,000,000 shares. As of May 31, 2021, 96,480,625 common shares were issued and 9,293,790 of them were retired for profit, resulting in total of 87,186,835 common shares remained.

So far, the company has not been applied to different classes of shares, and therefore, separate description related to the shares has been omitted.

•	(Table 2-①-1) Share Issuance Status

	Authorized Shares *	Issued Shares**	Remarks
Common Shares	200,000,000	87,186,835	Retirement of 9,293,790 shares
Class Shares	—	—	—

*	Authorized Shares : Total number of shares that is authorized to issue by the company under the Articles of Incorporation
**	Issued Shares : Total issued shares as of May 31, 2021 deducted by the number of retired shares as of May 31, 2021

B. Voting Rights on Issued Shares

The company does not have any different classes of shares, but issued only common shares. Shareholders exercise fair voting rights in accordance with the principle of 1 voting right per 1 share.

For reference, at the 53rd GMoS in March 2021, the number of shares holding voting rights was 76,125,472 which excludes the company’s treasury stock, 11,061,363 shares.

C. Communication with Shareholders

1) Investor Relations Activities

In January, April, July, and October of each year, we hold annual and quarterly earnings announcements in the form of conference calls presided by the CFO. After the announcement, the company regularly conducts non-deal roadshows (NDR) for institutional investors in Korea, Asia, the Americas, and Europe, and frequently participates in domestic and international conferences held by securities companies to have direct communication on investors’ interests and requests.

CFO, the Head of Finance Office and others if necessary are directly involved in overseas NDRs to share the company’s performance and mid and long-term strategic direction with investors, and thereby strive to provide higher-level feedback on shareholder interests. Especially, since 2018, we have provided opportunities for direct communication between Outside Directors and shareholders to improve understanding of the company’s corporate governance and to strengthen communication with shareholders.

In addition, the company has established a section for IR meeting request on the website for investors who want to visit the company directly and holds frequent meetings, and provides diverse IR activities that reflect investors’ interests.

Since February 2020, due to widespread of COVID-19 and social distancing policy as one of the counter-measures, it is difficult to hold face-to-face meetings. But with frequent conference calls, we are having active communication with domestic and foreign investors and working to expand our investors pool. In addition, we are actively communicating with investors through conferences and conference calls on ESG-related issues that have recently emerged.

•	(Table 2-①-2) Major IR Events, Conference Calls, and Discussions with Shareholders from January 1, 2020 to March 31, 2021

Date	Counterpart	Meeting Type	Subject	Remarks
January 31, 2020	Domestic institutional investors, Analysts	Conference call	Earnings release (Provisional business outcome of FY2019 and Q&A session)
February 3 ~ 6, 2020	Domestic institutional investors	NDR	Earnings release (Provisional business outcome of FY2019 and Q&A session)
February 18 ~ 20, 2020	Foreign institutional investors	Conference	Goldman Sachs Conference (Earnings, markets, business issues, etc.)
February 20 ~ March 6 & 10, 2020	Foreign institutional investors	Conference	JP Morgan Korea Conference (Earnings, markets, business issues, etc.)
March 9~18 2020	Foreign institutional investors	Conference	Credit Suisse Korea Conference (Earnings, markets, business issues, etc.)
April 13, 2020	Steel analysts	IR	Group conference regarding treasury stock
April 24, 2020	Domestic institutional investors, Analysts	Conference call	Earnings release (Provisional business outcome of 1st quarter of FY2020 and Q&A session)
April 27~29, 2020	Domestic institutional investors	NDR	Earnings release (Provisional business outcome of 1st quarter of FY2020 and Q&A session)
May 19~21, 2020	Foreign institutional investors	Conference	BofAML Conference (Earnings, markets, business issues, etc.)
May 26~27 & June 2, 2020	Foreign institutional investors	Conference	Macquarie Conference (Earnings, markets, business issues, etc.)
June 1~5, 2020	Foreign institutional investors	Conference	Nomura Conference (Earnings, markets, business issues, etc.)
June 17 & 23, 2020	Foreign institutional investors	Conference	UBS Conference (Earnings, markets, business issues, etc.)
June 18~19, 2020	Foreign institutional investors	Conference	Morgan Stanley Conference (Earnings, markets, business issues, etc.)
July 21, 2020	Domestic institutional investors, Analysts	Conference call	Earnings release (Provisional business outcome of 2nd quarter of FY2020 and Q&A session)
July 22~28, 2020	Domestic institutional investors	NDR	Earnings release (Provisional business outcome of 2nd quarter of FY2020 and Q&A session)
August 19~20, 2020	Foreign institutional investors	Conference	Daiwa Conference (Earnings, markets, business issues, etc.)
August 26~27, 2020	Foreign institutional investors	Conference	Citi Conference (Earnings, markets, business issues, etc.)
September 16~17, 2020	Domestic institutional investors	Conference	KB Securities Korea Conference (Earnings, markets, business issues, etc.)
September 21, 2020	Domestic and foreign institutional analysts	IR	Analysts conference call with the Head of Finance Office
September 22~23, 2020	Foreign institutional investors	Conference	BofAML Conference (Earnings, markets, business issues, etc.)

September 24, 2020	Foreign institutional investors	NDR	UBS, Major institutional investors NDR (Earnings, markets, business issues, etc.)
October 12, 2020	Domestic institutional investors	Conference	HI Investment & Securities, Wind power generation related conference
October 23, 2020	Domestic institutional investors, Analysts	Conference call	Earnings release (Provisional business outcome of 3rd quarter of FY2020 and Q&A session)
October 23, 2020	Foreign institutional investors	IR	Earnings release (Provisional business outcome of 3rd quarter of FY2020 and Q&A session)	Virtual Foreign IR
October 26~29, 2020	Domestic institutional investors	NDR	Earnings release (Provisional business outcome of 3rd quarter of FY2020 and Q&A session)
November 12, 2020	Foreign institutional investors	Conference	UBS Conference (Earnings, markets, business issues, etc.)
November 16~17, 2020	Foreign institutional investors	Conference	Daiwa Conference (Earnings, markets, business issues, etc.)
November 18, 2020	Domestic analysts	IR	Analysts conference call with the Head of Finance Office
December 9, 2020	Foreign institutional investors	Conference	BofAML Conference (Earnings, markets, business issues, etc.)
December 18, 2020	Domestic institutional investors	Conference	NH Investment & Securities ESG Conference (Climate Action Report)
January 1 ~December 31, 2020	Domestic and foreign institutional investors, analysts	IR	Individual meetings and conference calls per request of shareholders and investors - Conference calls due to COVID-19	95 times in 2020
January 28, 2021	Domestic institutional investors, Analysts	Conference call	Earnings release (Provisional business outcome of FY2020 and Q&A session)
January 28~29, 2021	Foreign institutional investors	IR	Earnings release (Provisional business outcome of FY2020 and Q&A session)	Virtual Foreign IR
February 1~4, 2021	Domestic institutional investors, Analysts	NDR	Earnings release (Provisional business outcome of FY2020 and Q&A session)
February 16~18 & March 16, 2021	Foreign institutional investors	Conference	JP Morgan Conference (Earnings, markets, business issues, etc.)
February 17, 2021	Domestic and foreign institutional investors	Conference	Korea Investment & Securities Korea Conference (Earnings, markets, business issues, etc.)
February 19, 2021	Foreign institutional investors	Conference	Goldman Sachs Korea Conference (Earnings, markets, business issues, etc.)
March 15~16, 2021	Foreign institutional investors	Conference	Macquarie Conference (Earnings, markets, business issues, etc.)
March 26, 2021	Domestic and foreign institutional investors	Conference	Samsung Securities, ESG Conference
March 29, 2021	Domestic analysts	IR	Analysts conference call with the Head of Finance Office
March 30, 2021	Foreign institutional investors	Conference	Nomura Conference (Earnings, markets, business issues, etc.)
April 26, 2021	Domestic institutional investors, Analysts	Conference call	Earnings release (Provisional business outcome of 1st quarter of FY2021 and Q&A session)
April 26, 2021	Foreign institutional investors	IR	Earnings release (Provisional business outcome of 1st quarter of FY2021 and Q&A session)	Virtual Foreign IR
April 27~29, 2021	Domestic institutional investors	NDR	Earnings release (Provisional business outcome of 1st quarter of FY2021 and Q&A session)

May 28, 2021	Domestic institutional investors	IR	POSCO Group Day (Green and Mobility)
January 1~May 31, 2021	Domestic and foreign institutional investors, analysts	IR	Individual meetings and conference calls per request of shareholders and investors - Conference calls due to COVID-19	43 times

2) Status of Company Information Disclosure

The company discloses e-mail address of the IR department on the company website, and shareholders can send opinions or questions to the IR department through the inquiry section. Inquiries to shareholders received by e-mail are reviewed and answered by the IR persons in charge.

In addition, it is accessible to an IR-only phone through the company’s representative phone posted on the company website, and we respond to shareholders’ inquiries.

In addition, the company information including IR materials are disclosed to all shareholders in a timely and fair manner at the Korea Exchange electronic disclosure system, KIND (http://kind.krx.co.kr), the Financial Supervisory Service electronic disclosure system DART (http://dart.fss.or.kr), and the company website, etc.

3) Information for Foreign Shareholders

The company operates an English website for foreign shareholders, and inquiries can be forwarded to the IR department by using the email address of the IR department or the Q&A section. Inquiries received are answered after checks by the IR persons in charge. In addition, the company has been participating in the Korea Exchange’s English disclosure strengthening campaign since 2020 and has strengthened disclosure of information to foreign investors by actively utilizing the English disclosure of the electronic disclosure system, KIND.

As the company listed American Depositary Receipts(ADR) on the New York Stock Exchange (NYSE), we submit English disclosures to the EDGAR system (https://www.sec.gov/edgar) of the U.S. Securities and Exchange Commission(SEC). In addition, the IR contact information is provided on Form 20-F submitted to the SEC, so that shareholders can submit inquiries.

•	(Table 2-①-3) English Disclosure to KIND System from January 1, 2020 to May 31, 2021

Date of Disclosure	Disclosure Title	Contents
June 30, 2020	Details of Corporate Governance Report	English-translated Corporate Governance Report
August 10, 2020	Details of Sustainability Report, etc. (Voluntary Disclosure)	English-translated POSCO Corporate Citizenship Report
September 15, 2020	Decision on Closure of Shareholder’s Registry(Including the record date) for Quarterly/Interim dividend	Record date notice for quarterly dividend
September 17, 2020	Organization of Investor Relations Event	Notice disclosure for IR event
October 6, 2020	Submission on Annual Report or Other Documents Submitted to Overseas Exchange, etc.	Semi Annual Report submitted to the Japanese Finance Bureau
October 13, 2020	Organization of Investor Relations Event	Notice disclosure for IR event
October 26, 2020	Interim Report on Business Performance(Fair Disclosure)	Provisional business performance for the 3rd quarter of 2020
October 26, 2020	Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the 3rd quarter of 2020
November 9, 2020	Decision on Cash Dividend and Dividend in Kind	Decision on quarterly cash dividend
December 17, 2020	Closure of Register of Shareholders or Designation of Record Date	Record date notice for year-end dividend

January 18, 2021	Organization of Investor Relations Event	Notice disclosure for IR event
January 22, 2021	Decision on Paid-in Capital Increase (Material Business Matters of Subsidiary Company)	(Subsidiary’s material business matter) Decision on capital increase with consideration
January 29, 2021	Forecast on Business Performance, etc. (Fair Disclosure)	Outlook of 2021 sales, etc.
January 29, 2021	Forecast on Business Performance according to Consolidated Financial Statements(Fair Disclosure)	(Consolidated basis) Outlook of 2021 sales, etc.
January 29, 2021	Interim Report on Business Performance(Fair Disclosure)	Provisional business performance for the year 2021
January 29, 2021	Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the year 2021
January 29, 2021	30% or More Changes in Sales or Profits/Losses (15% or More in the case of Large-scale Corporations)	15% or more change in sales or profit and loss structure
January 29, 2021	Decision on Calling Shareholders’ Meeting	Resolution on GMoS convocation – Date and location
January 29, 2021	Decision on Cash Dividend and Dividend in Kind	Decision on year-end cash dividend
January 29, 2021	An Explanation for Rumors or Media Reports	An Explanation for Rumors or Media Reports
February 4, 2021	Suspension of Business (Material Business Matters of Subsidiary Company)	(Subsidiary’s material business matter) Suspension of business
February 19, 2021	[Revised] Decision on Calling Shareholders’ Meeting	[Amendment] Resolution on GMoS convocation - Addition of agendas
March 15, 2021	Notice on Change of CEO	Changes of representative directors
March 15, 2021	Outcome of Annual Shareholders’ Meeting	Result of Ordinary GMoS
April 13, 2021	Decision on Termination of Trust Contract for Acquisition of Treasury Stocks	Termination of trust contract for share repurchase
April 13, 2021	Organization of Investor Relations Event	Notice disclosure for IR event
April 13, 2021	Interim Report on Business Performance(Fair Disclosure)	Provisional business performance for the 1st quarter of 2021
April 13, 2021	Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the 1st quarter of 2021
April 27, 2021	[Revised] Forecast on Business Performance, etc. (Fair Disclosure)	[Amendment] Outlook of 2021 sales, etc.
April 27, 2021	[Revised] Forecast on Business Performance according to Consolidated Financial Statements(Fair Disclosure)	[Amendment](Consolidated basis) Outlook of 2021 sales, etc.
April 27, 2021	Interim Report on Business Performance(Fair Disclosure)	Provisional business performance for the 1st quarter of 2021
April 27, 2021	Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the 1st quarter of 2021
April 27, 2021	[Revised] Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	[Amendment] (Consolidated basis) Provisional business performance for the 1st quarter of 2021 –Amendment on the disclosure of April 13, 2021
May 6, 2021	Submission on Annual Report or Other Documents Submitted to Overseas Exchange, etc.	Form 20-F submitted to the SEC
May 20, 2021	Decision on Cash Dividend and Dividend in Kind	Decision on quarterly cash dividend

•  The company listed American Depositary Receipts on the New York Stock Exchange and under the rules of the U.S. Securities and Exchange Commission, we submit English public disclosures such as Form 20-F, Form 6-K, Form SD, etc.

4) Fair Disclosure

The company is actively utilizing the fair disclosure system to provide shareholders with sufficient information in a timely manner. In particular, fair disclosures and informative disclosures related to performance announcements are conducted on a regular basis in every quarter. The list of fair disclosures from January 1, 2020 to May 31, 2021 are as follows:

•	(Table 2-①-4) List of Fair Disclosures

Date of Disclosure	Disclosure Title	Contents
January 15, 2020	Organization of Investor Relations Event	The purpose, methods, summary of IR event
January 23, 2020	Organization of Investor Relations Event	The purpose, methods, summary of IR event
January 31, 2020	Occasional disclosure obligations	Fair disclosure of mid-term dividend policy
January 31, 2020	Outlook on business performance	Outlook on separate basis of revenue, capital expenditure
January 31, 2020	Outlook on business performance on consolidated basis	Outlook on consolidated basis of revenue, capital expenditure
January 31, 2020	Provisional business performance	Provisional revenue, operating profit, profit, etc. on separate basis
January 31, 2020	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit, etc. on consolidated basis
April 10, 2020	Organization of Investor Relations Event	The purpose, methods, summary of IR event
April 24, 2020	Outlook on business performance	Outlook on separate basis of revenue, capital expenditure
April 24, 2020	Outlook on business performance on consolidated basis	Outlook on consolidated basis of revenue, capital expenditure
April 24, 2020	Provisional business performance	Provisional revenue, operating profit, profit, etc. on separate basis
April 24, 2020	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit, etc. on consolidated basis
July 9, 2020	Organization of Investor Relations Event	The purpose, methods, summary of IR event
July 21, 2020	Provisional business performance	Provisional revenue, operating profit, profit, etc. on separate basis
July 21, 2020	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit, etc. on consolidated basis
July 21, 2020	Outlook on business performance	Outlook on separate basis of revenue, capital expenditure
July 21, 2020	Outlook on business performance on consolidated basis	Outlook on consolidated basis of revenue, capital expenditure
July 30, 2020	Outlook on business performance	Outlook on separate basis of revenue, capital expenditure
July 30, 2020	Outlook on business performance on consolidated basis	Outlook on consolidated basis of revenue, capital expenditure
September 17, 2020	Organization of Investor Relations Event	The purpose, methods, summary of IR event
October 12, 2020	Organization of Investor Relations Event	The purpose, methods, summary of IR event
October 23, 2020	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit, etc. on consolidated basis
October 23, 2020	Provisional business performance	Provisional revenue, operating profit, profit, etc. on separate basis
January 14, 2021	Organization of Investor Relations Event	The purpose, methods, summary of IR event
January 28, 2021	Outlook on business performance	Outlook on separate basis of revenue, crude steel production, product sales volume
January 28, 2021	Outlook on business performance on consolidated basis	Outlook on consolidated basis of revenue
January 28, 2021	Provisional business performance	Provisional revenue, operating profit, profit, etc. on separate basis
January 28, 2021	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit, etc. on consolidated basis
March 26, 2021	Organization of Investor Relations Event	The purpose, methods, summary of IR event
April 12, 2021	Provisional business performance	Provisional revenue, operating profit on separate basis

April 12, 2021	Provisional business performance on consolidated basis	Provisional revenue, operating profit on consolidated basis
April 12, 2021	Organization of Investor Relations Event	The purpose, methods, summary of IR event
April 26, 2021	Outlook on business performance	Outlook on separate basis of revenue, product sales volume
April 26, 2021	Outlook on business performance on consolidated basis	Outlook on consolidated basis of revenue
April 26, 2021	Provisional business performance	Provisional revenue, operating profit, profit, etc. on separate basis
April 26, 2021	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit, etc. on consolidated basis
April 26, 2021	Provisional business performance on consolidated basis	Provisional revenue, operating profit on consolidated basis

5) Unfaithful Disclosure Corporation

The company has not been designated as an unfaithful disclosure corporation from January 1, 2020 until May 31, 2021 and therefore, the table for the list of designation of unfaithful disclosure corporation and its details has been omitted.

D. Provision of Corporate Information to Shareholders

As referred on C. Communication with Shareholders, the company provides company information including IR materials on its website and public disclosure websites such as DART(http://dart.fss.or.kr), KIND(http://kind.krx.co.kr), etc. fairly to all shareholders in a timely manner. In addition, as the company listed American Depositary Receipts(ADR) on the New York Stock Exchange(NYSE), we submit English disclosures to the EDGAR system (https://www.sec.gov/edgar) of the U.S. Securities and Exchange Commission(SEC). The company runs website with English and provides English translations of IR materials, independent auditors’ quarterly, interim review reports and annual audit reports thereby, giving a fair access to the corporate information to all of its shareholders, whether domestic or foreign.

(Sub-Principle 2-②) The company needs to prepare and operate mechanism to protect shareholders from unfair internal transactions and self-transactions of other shareholders such as controlling shareholders.

A. Corporate Control System related to Internal Transactions and Self-Transaction

In order to prevent internal transactions for the purpose of private profits by management or controlling shareholders, the company has prepared separate internal control related rules. First of all, the internal accounting management regulations are managed by the resolution of Audit Committee. And regarding transactions of funds, assets, and securities over certain amounts conducted by the company’s largest shareholder, including its related parties, and the company’s related parties are ruled to be resolved by the BoD. The company established Finance and Related Party Transactions Committee to deliberate and decide on large-scale internal transactions of from KRW 5 billion to less than KRW 100 billion, and in the case of large-scale internal transactions of from KRW 100 billion or more, the Committee conducts prior deliberation and it needs approval from the BoD. Please refer to “3. Board of Directors(BoD)” for the details of internal transactions decided or deliberated by the Finance and Related Party Transactions Committee.

*

As of May 31, 2021, due to changes in the Special Committees at the GMoS held in March 2021, deliberation and resolution functions were transferred from Finance and Related Party Transactions Committee to ESG Committee.

In 2020, the Company did not provide credit grants to major shareholders, assets transfer or business transactions with major shareholders. The major transactions between the company and related parties (affiliated companies) are as follows.

(in millions of Won)	Sales and others(*1)		Purchase and others(*2)
	Sales	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	6,790	11,123	15	772,846	220	63,467
POSCO COATED & COLOR STEEL Co., Ltd.	418,619	1,820	—	—	28,523	639
POSCO ICT(*4)	2,747	4,996	—	374,914	41,384	181,554
eNtoB Corporation	15	60	214,750	34,217	76	25,870
POSCO CHEMICAL CO., LTD	258,154	34,944	456,780	23,003	304,135	4,816
POSCO ENERGY CO., LTD.	1,262	2,396	14,011	3	—	23,336
POSCO INTERNATIONAL Corporation	5,644,017	56,322	342,520	—	11,371	4,375
POSCO Thainox Public Company Limited	311,924	137	2,538	—	—	—
POSCO America Corporation	121,377	—	—	—	—	1,249
POSCO Canada Ltd.	—	1,325	162,385	—	—	—
POSCO Asia Co., Ltd.	1,514,154	1,060	151,373	4,331	1,508	3,915
Qingdao Pohang Stainless Steel Co., Ltd.	145,006	66	—	—	—	305
POSCO JAPAN Co., Ltd.	1,076,987	—	37,210	5,277	—	6,225
POSCO-VIETNAM Co., Ltd.	253,060	605	—	—	—	96
POSCO MEXICO S.A. DE C.V.	168,188	403	—	—	—	2,000
POSCO Maharashtra Steel Private Limited	328,943	2,507	—	—	—	479
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	112,925	—	—	—	—	—
POSCO VST CO., LTD.	208,464	218	—	—	—	156
POSCO INTERNATIONAL SINGAPORE PTE LTD.	—	—	600,580	—	—	—
Others	1,331,672	23,017	73,575	45,695	270,821	135,698
Sub Total	11,904,304	140,999	2,055,737	1,260,286	658,038	454,180
Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.(*5)	65	41	916	84,839	4,086	12,431
SNNC	5,651	4,739	545,001	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center	40,512	—	—	—	—	—
Roy Hill Holdings Pty Ltd	—	91,188	1,300,296	—	—	—
Others	34,555	69,110	63,945	—	—	31,637
Sub Total	80,783	165,078	1,910,158	84,839	4,086	44,068
Total	11,985,087	306,077	3,965,895	1,345,125	662,124	498,248

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2020, the company provided guarantees to related parties
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the year ended, 2020, the company has lost significant influence over the investee.

As of December 31, 2020, the details of receivables and payables between the company and the related parties (affiliated companies) are as follows.

(in millions of Won)	Receivables			Payables
	Trade accounts and notes receivable	Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	6,010	11	6,021	—	81,608	394	82,002
POSCO COATED & COLOR STEEL Co., Ltd.	63,520	—	63,520	—	180	3,709	3,889
POSCO ICT	245	1	246	2,820	118,720	31,411	152,951
eNtoB Corporation	—	—	—	1,361	35,846	18	37,225
POSCO CHEMICAL CO., LTD	19,406	3,434	22,840	13,066	55,515	18,531	87,112
POSCO ENERGY CO., LTD.	261	122	383	—	2,995	12,508	15,503
POSCO INTERNATIONAL Corporation	534,531	—	534,531	2,713	—	—	2,713
POSCO Thainox Public Company Limited	39,920	—	39,920	—	—	—	—
POSCO America Corporation	19	—	19	—	—	—	—
POSCO Asia Co., Ltd.	239,847	898	240,745	3,958	258	—	4,216
Qingdao Pohang Stainless Steel Co., Ltd.	25,838	—	25,838	—	—	—	—
POSCO MEXICO S.A. DE C.V.	71,307	397	71,704	—	—	—	—
POSCO Maharashtra Steel Private Limited	173,285	2,006	175,291	—	—	—	—
Others(*1)	557,841	29,962	587,803	41,564	32,785	86,891	161,240
Sub Total	1,732,030	36,831	1,768,861	65,482	327,907	153,462	546,851
Associates and joint ventures
SNNC	106	228	334	33,380	—	—	33,380
Roy Hill Holdings Pty Ltd	—	52,076	52,076	201,924	—	—	201,924
Others	818	17,882	18,700	6,704	—	—	6,704
Sub Total	924	70,186	71,110	242,008	—	—	242,008
Total	1,732,954	107,017	1,839,971	307,490	327,907	153,462	788,859

(*1)

As of December 31, 2020, the company has loans amounting to KRW 2,950 million granted to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company, and its loss allowance recognized is amounting to KRW 2,950 million.

3. Board of Directors(BoD)

(Core Principle 3) Function of BoD • BoD needs to determine the company’s business goals and strategies for the benefit of the company and shareholders, and to effectively supervise the management.

(Sub-Principle 3-①) BoD needs to effectively perform business decision-makings and management supervision.

A. Operation Policy of BoD

The BoD of the company decides important matters of the company, such as setting business goals and core business strategies for the benefit of the company and shareholders in accordance with relevant laws and the Operational Regulations of the Board of Directors. And the concrete roles of the BoD are specified in the Article 38 (1) of the Articles of Incorporation and the Operational Regulations of the Board of Directors.

Other than BoD and Special Committees, strategic sessions are held in which Board members and major non-registered executive officers participate in order for BoD’s effective fulfillment of roles. There are also regular meetings centered on Outside Directors to collect opinions proactively on agendas of the BoD.

Each agenda is thoroughly reviewed before making decisions by the BoD and if necessary, opinions are collected through a pre-meeting report and reflected in the agenda. Also, regular visitations of major business sites are conducted to enhance understanding on businesses.

As of December 31, 2020, the matters for the agenda of BoD and Special Committees are as follows.

•	(Table 3-①-1) Deliberation and Report Items for BoD and Special Committees

(As of December 31, 2020)

Board of Directors (BoD)

[Deliberation Items]

1. GMoS

(1)   Convocation of GMoS

(2)   Approval on statements of financial position, comprehensive income, changes in equity, cash flows and notes, statements of appropriation of retained earnings or statements of disposition of deficit and accompanying statements, and consolidated financial statements in every settlement term

(3)   Approval of annual report

(4)   Amendments on the Articles of Incorporation

(5)   Retirement of shares

(6)   Remuneration, retirement benefits of Directors

(7)   Other agendas to be submitted to GMoS

2. Business

(1)   Establishment of business goals and core business strategies (mid and long-term business plans, annual operating objectives, business rationalization plans, etc.)

(2)   Important CI establishment and modification (corporate philosophy, flag, badge, etc.)

(3)   Group-level restructuring plans

(4)   Yearly business plans

(5)   Appointment of the Chairman of the BoD

(6)   Recommendation of candidates for Inside Directors

(7)   Appointment of the CEO and the Representative Director, appointment of Representative Directors among Inside Directors, and providing position of Inside Directors

(8)   Management succession and management training plans

(9)   Management evaluation and compensation plans

(10)  Composition and operation plans for Special Committees under the BoD

(11)  Determination on expert assistance for Directors

(12)  Matters concerning the composition and operation of CEO Candidate Recommendation Committee and the Succession Council

(13)  Enact, amend or repeal of the following company regulations

A. Operational Regulations of the Board of Directors and Audit Committee

3. Investment and Finance

(1)   New external investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more, investment and capital increase includes borrowings and liabilities that the company takes)

(2)   In-house investment plans (New establishment or expansion project of KRW 200 billion or more)

(3)   Acquisition and disposal of tangible, intangible, fixed assets or important investment assets ( KRW 200 billion or more, based on book value per unit of invested assets)

(4)   Deficit disposal

(5)   Decision on appropriation of retained earnings

(6)   Decision of new shares issuance

(7)   Forfeited and odd-lot shares disposal

(8)   Retirement of treasury stock for profit

(9)   Decision to repurchase and dispose of treasury stock

(10)  Transfer of reserve fund to equity

(11)  Issuance of corporate bonds and important borrowings (long-term borrowings over KRW 100 billion)

(12)  Issuance of convertible bonds

(13)  Issuance of bond with warrant

(14)  Donation (Over KRW 1 billion)

4. Others

(1)   Filing lawsuit or arbitration, responding to a court reconciliation or mediation, or taking other legal actions equivalent to KRW 100 billion or more.

(2)   Transactions with the largest shareholder of the company (including its related parties) and with related parties as prescribed by the Commercial Act

A. A single transaction size of one-hundredth or more of total assets or revenue as of the end of the latest fiscal year

B. During the current fiscal year, the total current fiscal year transaction amount including transaction with specific persons or business entities becomes 5% or more of total assets or revenue as of the end of the latest fiscal year (However, it is excluded when it is ordinary transactions that the total amount of the transactions are approved and the transactions amounts occurred within the approved amount.)

(3)   Transactions with related parties under the Monopoly Regulation and Fair Trade Act.

A. Provision or transaction of funds such as provisional payments or loans, etc. (KRW 100 billion or more)

B. Provision or transaction of shares or bonds of the company (KRW 100 billion or more)

C. Provision or transaction of assets such as real estates or intangible property rights (KRW 100 billion or more)

(4)   Appointment of transfer agent

(5)   Decision on administration fees treatment for shares of the company

(6)   Establishment, transfer or closure of branches

(7)   Approval of transactions between Directors and the company

(8)   Compliance officers appointment or dismissal, enactment or amendment of compliance standards

(9)   Other matters by laws or Articles of Incorporation, and matters submitted by Directors in relation to business execution

[Report Items]

1.  Result of matters delegated to Special Committees

2.  Important matters related to operation of invested companies

3.  Report the results of the compliance officer’s compliance checks

4.  Other important business execution matters

Director Candidate Recommendation and Management Committee

1.  Qualification review of Outside Director candidates and recommendation to GMoS

2.  Preliminary review and qualification review of Inside Director candidates

3.  Prior deliberation on appointment of members of Special Committees

4.  Prior deliberation of appointment of Representative Directors other than the Representative Director and CEO

5.  Operation of Outside Director Candidate Recommendation Advisory Panel

6.  Other matters necessary for recommending candidates for Outside Directors

7.  Agenda development and establishment of operating standards of the BoD and Special Committees

8.  Prior deliberation on revision or repeal of the Operational Regulations of the Board of Directors

9.  Prior deliberation of the composition and operation of the Special Committees under the BoD

Evaluation and Compensation Committee

1.  Establishment of management succession and management training plan

2.  Establishment of plan for management evaluation and compensation, and execution

3.  Prior deliberation on remuneration and retirement allowance of Directors

Finance and Related Party Transactions Committee

1.  Developing policies for soundness of company’s internal value and finance

2.  Prior deliberation in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

3.  External Investments (Business units other than Steel)

(1)   Prior deliberation on new external investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes) However, the internal transaction deliberations under the paragraph 9 are excluded.

(2)   Approval on new external investments, capital increase or investment shares disposal of invested companies (From KRW 10 billion or more to less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company takes.) Deliberations and resolutions of internal transactions under the paragraph 9 are excluded.

4.  Deliberation and resolution of donation from over KRW 100 million to KRW 1 billion and Prior deliberation of donation over KRW 1 billion (Deliberation agendas under paragraph 9 are excluded)

5.  Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

6.  Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

7.  Deliberation and resolution on offering non-current assets as collateral

8.  Deliberation and resolution on takeover of debt such as collateral, guarantee, etc. from invested company (excluding the case involving steel investment). Deliberations and resolutions of internal transactions under the paragraph 9 are excluded.

9.  Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

A. Review of internal transaction-related issues and improvement measures

B. Prior deliberation on internal transaction (Amount KRW 100 billion or more)

C. Deliberation and resolution of internal transactions (Amount from KRW 5 billion to less than KRW 100 billion)

10.  Appointment of Fair Trade Compliance Manager

Audit Committee

①   The matters to be submitted to the Committee are as follows.

1.  Setting the work scope of the committee

2.  Matters that the BoD or Representative Directors delegated

3.  Request for Extraordinary GMoS

4.  Consulting of external experts

5.  Audit of the legitimacy of management’s business execution

6.  Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

7.  Review the validity of important accounting standards or changes in accounting estimates

8.  Evaluation of the operation status of the internal accounting management system

9.  Evaluation of the internal control system

10.  Agreement on appointment or dismissal of internal audit department representative

11.  Contract for appointment, remuneration and non-audit services of independent auditors

12.  Evaluation of independent auditors’ audit activities

13.  Report internal audit department’s annual audit plan and results

14.  Report on the evaluation results of the company’s ethical compliance

15.  An independent auditor reports on important facts of the company’s Directors’ misconduct or in violation of laws or Articles of Incorporation

16.  Report that independent auditors have violated the company’s accounting standards

17.  Enactment, amendment or repeal of internal accounting management regulations

18.  Other items deemed necessary by each committee member

② In principle, prior approval is required for contracts for independent auditor appointment, remuneration and non-audit services. However, if it is difficult to obtain prior approval due to urgency, etc., the contract may be concluded with the approval of the Chairman or a member who has been delegated the authority. And the Chairman, etc. who has approved this matter must report the details to the Committee convened for the first time after the date of contract approval.

Executive Management Committee

1. Business

(1)   Position system, important matters related to human resource development and coordination

(2)   Important matters about changing the work system and welfare

(3)   New establishment plan for chair-professor

(4)   Housing Policy Establishment (Housing fund support standard and plan for housing construction)

(5)   Decision on closure of shareholders’ registry

2. Finance

(1)   Prior deliberation on in-house investment plan

•  New establishment or expansion investment of KRW 200 billion or more

(2)   Approval on in-house investment plan

•  New establishment or expansion investment from KRW 10 billion or more to less than KRW 200 billion.

•  Investment of KRW 10 billion or more other than new establishment or expansion (In case of ordinary investment, KRW 5 billion or more)

(3)   Prior deliberation on new external investments, capital increase or investment shares disposal of invested companies in Steel Business Unit (KRW 100 billion or more. Investment or capital increase amount includes borrowings and liabilities that the company takes)

(4)   Approval on new external investments, capital increase or investment shares disposal of invested companies in Steel Business Unit (Amount of KRW 10 billion or more to less than KRW 100 billion. Investment or capital increase amount includes borrowings and liabilities that the company takes)

(5)   Acquisition or disposal of tangible, intangible, fixed or important investment assets from KRW 10 billion or more to less than KRW 200 billion (Based on book value per unit of invested assets)

(6)   Technology application and technology sales contract approval of over USD 1 million

(7)   Acquisition of debt such as guarantees for invested company’s collateral involving steel investments

3.  Other matters that the Chairman deems necessary or deemed necessary by each committee member

As of May 31, 2021, due to the reorganization of the Special Committees at the GMoS held in March 2021, the agendas for BoD and Special Committees within the BoD are changed as follows.

•	Deliberation and Report Items for BoD and Special Committees

(As of May 31, 2021)

Board of Directors (BoD)

[Deliberation Items]

1. GMoS

(1)   Convocation of GMoS

(2)   Approval on statements of financial position, comprehensive income, changes in equity, cash flows and notes, statements of appropriation of retained earnings or statements of disposition of deficit and accompanying statements, and consolidated financial statements in every settlement term

(3)   Approval of annual report

(4)   Amendments on the Articles of Incorporation

(5)   Retirement of shares

(6)   Remuneration, retirement benefits of Directors

(7)   Other agendas to be submitted to GMoS

2.  Business

(1)   Establishment of business goals and core business strategies (mid and long-term business plans, annual operating objectives, business rationalization plans, etc.)

(2)   Establishment of low-carbon policies related to environment and climate change

(3)   Safety and health plan

(4)   Important CI establishment and modification (corporate philosophy, flag, badge, etc.)

(5)   Group-level restructuring plans

(6)   Yearly business plans

(7)   Appointment of the Chairman of the BoD

(8)   Recommendation of candidates for Inside Directors

(9)   Appointment of the CEO and the Representative Director, appointment of Representative Directors among Inside Directors, and providing position of Inside Directors

(10)  Management succession and management training plans

(11)  Management evaluation and compensation plans

(12)  Composition and operation plans for Special Committees under the BoD

(13)  Determination on expert assistance for Directors

(14)  Matters concerning the composition and operation of CEO Candidate Recommendation Committee and the Succession Council

(15)  Enact, amend or repeal of the following company regulations

A. Operational Regulations of the Board of Directors and Audit Committee

3.  Investment and Finance

(1)   New external investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more, investment and capital increase includes borrowings and liabilities that the company takes)

(2)   In-house investment plans (New establishment or expansion project of KRW 200 billion or more)

(3)   Acquisition and disposal of tangible, intangible, fixed assets or important investment assets ( KRW 200 billion or more, based on book value per unit of invested assets)

(4)   Deficit disposal

(5)   Decision on appropriation of retained earnings

(6)   Decision of new shares issuance

(7)   Forfeited and odd-lot shares disposal

(8)   Retirement of treasury stock for profit

(9)   Decision to repurchase and dispose of treasury stock

(10)  Transfer of reserve fund to equity

(11)  Issuance of corporate bonds and important borrowings (long-term borrowings over KRW 100 billion)

(12)  Issuance of convertible bonds

(13)  Issuance of bond with warrant

(14)  Donation (Over KRW 1 billion)

4.  Others

(1)   Filing lawsuit or arbitration, responding to a court reconciliation or mediation, or taking other legal actions equivalent to KRW 100 billion or more.

(2)   Transactions with the largest shareholder of the company (including its related parties) and with related parties as prescribed by the Commercial Act

A. A single transaction size of one-hundredth or more of total assets or revenue as of the end of the latest fiscal year

B. During the current fiscal year, the total current fiscal year transaction amount including transaction with specific persons or business entities becomes 5% or more of total assets or revenue as of the end of the latest fiscal year (However, it is excluded when it is ordinary transactions that the total amount of the transactions are approved and the transactions amounts occurred within the approved amount.)

(3)   Transactions with related parties under the Monopoly Regulation and Fair Trade Act.

A. Provision or transaction of funds such as provisional payments or loans, etc. (KRW 100 billion or more)

B. Provision or transaction of shares or bonds of the company (KRW 100 billion or more)

C. Provision or transaction of assets such as real estates or intangible property rights (KRW 100 billion or more)

(4)   Appointment of transfer agent

(5)   Decision on administration fees treatment for shares of the company

(6)   Establishment, transfer or closure of branches

(7)   Approval of transactions between Directors and the company

(8)   Compliance officers appointment or dismissal, enactment or amendment of compliance standards

(9)   Other matters by laws or Articles of Incorporation, and matters submitted by Directors in relation to business execution

ESG Committee

[Report Items]

1.  Result of matters delegated to Special Committees

2.  Important matters related to operation of invested companies

3.  Report the results of the compliance officer’s compliance checks

4.  Other important business execution matters

1.  Review of low-carbon policies related to environment and climate change

2.  Prior deliberation on Safety and health plan

3.  Matters related to Operations of BoD and Special Committees

A. Agenda development and establishment of operating standards of the BoD and Special Committees

B. Prior deliberation on revision or repeal of the Operational Regulations of the Board of Directors

C. Prior deliberation of the composition and operation of the Special Committees under the BoD

4.  ESG-related implementation monitoring and report publication

5.  Deliberation and resolution of donation from over KRW 100 million to KRW 1 billion and Prior deliberation of donation over KRW 1 billion

6.  Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

A. Review of internal transaction-related issues and improvement measures

B. Prior deliberation on internal transaction (Amount KRW 100 billion or more)

C. Deliberation and resolution of internal transactions (Amount from KRW 5 billion to less than KRW 100 billion)

7.  Appointment of Fair Trade Compliance Manager

Director Candidate Recommendation Committee

1.  Qualification review of Outside Director candidates and recommendation to GMoS

2.  Preliminary review and qualification review of Inside Director candidates

3.  Prior deliberation on appointment of members of Special Committees

4.  Prior deliberation of appointment of Representative Directors other than the Representative Director and CEO

5.  Operation of Outside Director Candidate Recommendation Advisory Panel

6.  Other matters necessary for recommending candidates for Outside Directors

Evaluation and Compensation Committee

1.  Establishment of management succession and management training plan

2.  Establishment of plan for management evaluation and compensation, and execution

3.  Prior deliberation on remuneration and retirement allowance of Directors

Finance Committee

1.  Developing policies for soundness of company’s internal value and finance

2.  Prior deliberation in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

3.  External Investments (Business units other than Steel)

(1)   Prior deliberation on new external investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

(2)   Approval on new external investments, capital increase or investment shares disposal of invested companies (From KRW 10 billion or more to less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company takes.)

4.  Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

5.  Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

6.  Deliberation and resolution on offering non-current assets as collateral

7.  Deliberation and resolution on takeover of debt such as collateral, guarantee, etc. from invested company (excluding the case involving steel investment).

Audit Committee

①   The matters to be submitted to the Committee are as follows.

1.  Setting the work scope of the committee

2.  Matters that the BoD or Representative Directors delegated

3.  Request for Extraordinary GMoS

4.  Consulting of external experts

5.  Audit of the legitimacy of management’s business execution

6.  Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

7.  Review the validity of important accounting standards or changes in accounting estimates

8.  Evaluation of the operation status of the internal accounting management system

9.  Evaluation of the internal control system

10.  Agreement on appointment or dismissal of internal audit department representative

11.  Contract for appointment, remuneration and non-audit services of independent auditors

12.  Evaluation of independent auditors’ audit activities

13.  Report internal audit department’s annual audit plan and results

14.  Report on the evaluation results of the company’s ethical compliance

15.  An independent auditor reports on important facts of the company’s Directors’ misconduct or in violation of laws or Articles of Incorporation

16.  Report that independent auditors have violated the company’s accounting standards

17.  Enactment, amendment or repeal of internal accounting management regulations

18.  Other items deemed necessary by each committee member

In principle, prior approval is required for contracts for independent auditor appointment, remuneration and non-audit services. However, if it is difficult to obtain prior approval due to urgency, etc., the contract may be concluded with the approval of the Chairman or a member who has been delegated the authority. And the Chairman, etc. who has approved this matter must report the details to the Committee convened for the first time after the date of contract approval.

Executive Management Committee

1. Business

(1)   Position system, important matters related to human resource development and coordination

(2)   Important matters about changing the work system and welfare

(3)   New establishment plan for chair-professor

(4)   Housing Policy Establishment (Housing fund support standard and plan for housing construction)

(5)   Decision on closure of shareholders’ registry

2. Finance

(1)   Prior deliberation on in-house investment plan

•  New establishment or expansion investment of KRW 200 billion or more

(2)   Approval on in-house investment plan

•  New establishment or expansion investment from KRW 10 billion or more to less than KRW 200 billion.

•  Investment of KRW 10 billion or more other than new establishment or expansion (In case of ordinary investment, KRW 5 billion or more)

(3)   Prior deliberation on new external investments, capital increase or investment shares disposal of invested companies in Steel Business Unit (KRW 100 billion or more. Investment or capital increase amount includes borrowings and liabilities that the company takes)

(4)   Approval on new external investments, capital increase or investment shares disposal of invested companies in Steel Business Unit (Amount of KRW 10 billion or more to less than KRW 100 billion. Investment or capital increase amount includes borrowings and liabilities that the company takes)

(5)   Acquisition or disposal of tangible, intangible, fixed or important investment assets from KRW 10 billion or more to less than KRW 200 billion (Based on book value per unit of invested assets)

(6)   Technology application and technology sales contract approval of over USD 1 million

(7)   Acquisition of debt such as guarantees for invested company’s collateral involving steel investments

3. Other matters that the Chairman deems necessary or deemed necessary by each committee member

B.	Whether BoD effectively performs business decision-makings and business supervision

Our management performs responsible business practices based on expertise and reasonable decision-making and the BoD, centered with independent Outside Directors, supervises and advises the management. The initial plans such as strategic direction of the POSCO Group, business plans, etc. set out by the management, but after active discussions at the Board level, such as strategic sessions, meetings of Outside Directors, etc. opinions of the Directors are actively reflected.

In the BoD strategic session held in April 2020, the “Mid and Long-term Growth Strategy for Steel Business” and “Comprehensive Promotion Strategy for Secondary Battery Materials Business” were established, and “Emergency Management Implementation Plan” was discussed in response to the global spread of COVID-19. In the strategic session in November, “Growth Strategies for Key Businesses of the Four Major Group Companies” and “Mid-Term Management Strategies and Management Plan for 2021” were reviewed before the resolution of the BoD in December.

In addition, at the Outside Director meetings held in June and October 2020, governance-related matters such as “Candidates for Female Outside Directors” and “CEO Appointment Process and Schedule” were discussed, and progress of individual projects such as “Venture Platform Promotion Strategies” were reviewed.

(Sub-Principle 3-②) BoD needs to prepare Chief Executive Officer (CEO) succession policy (including appointment process as for contingency plan) and to improve and supplement them continuously.

A. The CEO Succession Policy

In accordance with Article 29 of the Articles of Incorporation, BoD decides candidates for CEO and CEO Candidate Recommendation Committee verifies eligibility of the candidates. After that, BoD recommends a candidate to the GMoS. After electing the candidate as an Inside Director at GMoS, BoD appoints the Director as Representative Director then the succession process of Representative Director and CEO is completed.

In the process above, the succession council identifies and proposes candidates to the BoD that meet qualifications set by the BoD in order for independent and transparent CEO appointment. Also, by conducting multi-faceted and in-depth qualification reviews of candidates, who are nominated by the BoD, from the CEO Candidate Recommendation Committee which is composed of all Outside Directors, the company operates management succession process with separation of roles and authorities between organizations.

The current succession policy is applicable in contingent situations, and in 2018, even in the sudden succession process, there was a case that the succession of the CEO was successfully completed according to the established policy. In addition, since the company has three Representative Directors, it is possible to conduct internal or external duties even when the Representative Director and the CEO is not able to conduct the roles.

In order to systematically train candidates for the top management, the company selects and manages key talents from executive officers and managerial level of employees in each major work areas. This is a year-round operation of selection-nurturing-evaluation, and every year, all core talents are re-evaluated, excluding those with low performance and competency development, and new talents are discovered so that the candidate group for CEO can be nurtured practically. In order to improve global management competency and leadership, the selected personnel are nurtured by performing major internal tasks, completing training at major institutions, and having 1:1 mentoring with external experts.

(Sub-Principle 3-③) BoD needs to establish and operate internal control policies (risk management, compliance management, internal accounting management, disclosure information management, etc.) and needs to continuously improve and supplement them.

A. Operation of Internal Control Policy

1) Risk Management

Our risk management system, centered on the Corporate Strategy & Planning Division, is structured to constantly check domestic and foreign investments and business risk factors that impede the achievement of the POSCO group’s management goals, and finally report the monitoring results and countermeasures to the BoD. We classify risks into business risks, non-business risks, disasters and crises, and perform practical risk reduction activities with the highest priority, such as managing each case by the related departments.

The Corporate Strategy & Planning Division with 5 offices overseas the business risks of the company. The Corporate Strategy Office is in charge of strategy and competitors risks, the Investment Strategy Office is in charge of investment and overseas business risks, the Finance Office is in charge of financial risks such as exchange rates and funds, and the Global Infra Business Management Office is in charge of risks to major domestic subsidiaries. The Business Innovation Office preemptively deals with business risks by diagnosing sluggish and high-risk businesses. External risks such as steel markets, financial markets, raw material markets, and strategies related to competitors are constantly monitored by the POSCO Research Institute. Monitoring results are regularly reported to POSCO or distributed throughout the companies through Global Information Hub (GIH), the group information hub.

Non-business risks, such as corporate ethics, legal compliance, and reputation, are managed by the Corporate Audit Office and the Legal Affairs Office through risk self-prevention system. In the case of disasters and crises, we are promoting the operation of healthy and accident-free workplaces with the ESG Management Group newly established in 2020, the Safety & Environmental Division established in 2021, and the Safety & Disaster Prevention Group of Pohang and Gwangyang Works. Risk monitoring results, investment risk reviews and countermeasures are regularly reported to the BoD’s Special Committees which are Executive Management Committee, Finance Committee, Audit Committee, ESG Committee, and the BoD. In particular, we plan to strengthen ESG risk management centering on the ESG Committee under the BoD, which was established in 2021.

2) Compliance Management

In order to check compliance with the compliance control standards, the company established and implemented the compliance control standards by the resolution of the BoD in May 2012 and established related internal regulations and has operated it since August 2017. We hire compliance officer with legal qualifications. The compliance officer monitors the legality of company management activities in accordance with the compliance control standards, and faithfully supports the company’s organizations and businesses through various compliance support activities such as departmental self-inspection through checklists and preemptive management of major risk areas, etc. The company discloses the details of the appointment and operation of compliance officers in the Business Report at the DART website operated by the Financial Supervisory Service, and the results of these activities are compulsorily reported to the BoD.

•	(Table 3-③-1) The Current Status of Compliance Officer

Name	Gender	Month and Year of Birth	Position	Responsibilities	Major Careers	Date of Appointment (Term)
Lee, Sung- Wook	Male	October 1964	Senior Executive Vice President	• Head of Legal Affairs Office • Compliance Officer	• Seoul National University (Bachelor’s degree) • Chief prosecutor, Seoul High Prosecutor’s Office • Chief prosecutor, Incheon District Prosecutor’s Office • Lawyer, Law firm Taewon	January 30, 2019 (3 years)

•	(Table 3-③-2) Details of Major Activities of Compliance Officer, Etc. and the Results

Date	Main Checklist	Results of Inspection
January 2020	Inspection of transaction risks of subsidiaries with countries subject to the U.S. economic sanctions

February 2020	Contract Department Terms and Conditions Compliance Check

March 2020	Fair trade and anti-corruption compliance inspection of overseas subsidiaries
Inspection of legal issues of overseas subsidiaries due to prolonged COVID-19

April 2020	Compliance check on facility investment departments’ purchase form specifications

May 2020	Self-inspection by departments related to fair trade in the 1st half of 2020
	Sending safety inspection checklist to overseas subsidiaries and checking safety compliance (chemical facilities, hazardous substances, mechanical works, electrical works, etc.)	Overall good, some improvement needs are supplemented according to internal policies, etc.

June 2020	Overseas subsidiaries fair trade and anti-corruption compliance check
Preliminary inspection of compliance risks for safety management departments at Gwangyang Works (In relation to the amended Occupational Safety and Health Act)

July 2020	Preliminary inspection of compliance risks for safety management departments at Pohang Works (In relation to the amended Occupational Safety and Health Act)

August 2020	Purchasing contract implementation compliance check
September 2020	Overseas subsidiaries fair trade and anti-corruption compliance check
Self-inspection by departments related to fair trade in the 2nd half of 2020
Preliminary Inspection on compliance risk of marketing departments sales contract implementation
December 2020	Overseas subsidiaries fair trade and anti-corruption compliance check
Report to the BoD on compliance with the compliance control standards after distributing and inspecting the compliance checklist

3) Internal Accounting Management

The company proactively adopted ICoFR (Internal Controls over Financial Report) in 2001, first introduced in the Republic of Korea. Since then, the company has improved the internal control through self-assessment every fiscal year. As listed on the New York Stock Exchange the company went through the audit with separate and consolidated scopes respectively, conducted by independent auditors under the Sarbanes-Oxley Act enforced in 2002. In order to enhance the effectiveness of the internal control, the company extends the coverage of the internal control across the POSCO group.

The Act on External Audit of Stock Companies, recently revised, states several measures to promote effectiveness of the internal accounting management system. In particular, as the audit level for the internal control has been upgraded from ‘review’ to ‘audit’, the company completely re-designed internal control activities accordingly. Following revised guidelines of internal control committee, the company established the department whose function is solely to review and support the company’s internal control, made amendments to the company’s existing guidelines and rules, developed education plans on the internal control, and improved the existing system in order for the compensation to be tied with the evaluation on the internal control.

The company evaluates the effectiveness of the internal control every fiscal year, Representatives of the company report the results to the GMoS, the BoD, and the Audit Committee. The company assesses the operation of the system in two parts – design assessment and operation assessment. In the design assessment, the company detects and takes preventive approach to errors and irregularities that might affect the financial statements. The company checks the adequacy and completeness. In the operation assessment, the company evaluates evidence with which it is proved that those who carry out each control activities have conducted their jobs in the same manner as what is described in the control statement. Any potential improvements found in the process of evaluation are referred to related personnel such as independent auditors, departments in charge, actual conductors of control activities and lead to practical enhancements.

4) Disclosure Information Management

The company established and operates guidelines for managing disclosure information, and informs related departments and subsidiaries on those matters. In addition, by operating review process, we review in advance whether it is necessary to disclose certain agendas that will be resolved at the BoD or at the Special Committees under the BoD. In the case of information that is deemed necessary for disclosure, the person in charge of disclosure will report it internally after reviewing accuracy of the information with the relevant departments. After review and approval by the head of the disclosure department and disclosure officer, the relevant contents are disclosed in a timely manner. In the case of regular reports such as Business Reports, internal control procedures such as confirmation and signatures by the heads of the departments responsible for disclosure contents and approval by the disclosure officer are established and followed.

(Core Principle 4) Composition of BoD

•

BoD needs to be structured to make decisions and supervise management efficiently, and Directors need to be appointed through transparent procedures that can broadly reflect various shareholders’ opinions.

(Sub-Principle 4-①) BoD needs to be structured to enable effective and prudent discussion and decision-making, and needs to have sufficient number of Outside Directors to function independently from management and controlling shareholders.

A. The Status of BoD Composition

According to the Article 27 of the Articles of Incorporation, the total number of Directors in the Board shall be at least 3 but no more than 13 Directors, of which 8 or fewer Outside Directors and 5 or fewer Inside Directors. Pursuant to Article 542-8 of the Commercial Act, listed companies with assets of KRW 2 trillion or more, which the company is applied, must have at least 3 Outside Directors, but the Outside Directors must be the majority of the total number of Directors. As of May 31, 2021, our BoD consists of 7 Outside Directors and 5 Inside Directors, and the Outside Directors are more than half of the total number of Directors which meets the legal requirements of the Commercial Act, as well as effectively executes management supervisory functions and independent decision-makings.

In addition, there are Special Committees under the BoD, and each Special Committee consists of more than half of Outside Directors, with Inside Directors who have experience and expertise in each field in order to share the work, thereby securing efficiency and expertise of the BoD. Since 2006, Chairman of the BoD has been appointed among Outside Directors, separately from Representative Director and CEO, by the resolution of the BoD and the Outside Director Chang, Seung-Wha was appointed as the Chairman of the BoD in the Board meeting held on March 12, 2021. The organization chart, including the BoD, the Special Committees under the Board, the supporting departments, composition of the BoD, and composition of the Special Committees under the BoD are as follows.

•	(Table 4-①-1) The BoD related Organizational Chart as of May 31, 2021

•	(Table 4-①-2) Composition of BoD as of May 31, 2021

Inside/ Outside Director	Name	Gender	Title/ Committee	Date of Appointment1)	End of Term	Specialty	Major Careers
Inside	Choi, Jeong- Woo	Male	Representative Director and CEO, Chairman of Executive Management Committee	July 27, 2018	Till the GMoS 2024	Finance, Policies, Industries

•  POSCO, Representative Director and CEO (July 2018 ~ Present)

•  POSCO CHEMTECH, Representative Director and President (March 2018 ~ July 2018)

•  POSCO, Representative Director and President (Head of Corporate Strategy & Finance Center, March 2017 ~ March 2018)

•  POSCO, Senior Executive Vice President (Head of Corporate Strategy & Finance Center, July 2015 ~ March 2017)

•  POSCO DAEWOO Corporation (Head of Planning and Finance Division, March 2014 ~ July 2015)

•  POSCO, Executive Vice President (Head of Corporate Audit Office, March 2012 ~ March 2014)

•  Pusan National University, Bachelor’s degree in Economics(1983)

Inside	Kim, Hag-Dong	Male	Head of Steel Business Unit and Head of Steel Production & Technology Division(Representative Director and President), member of ESG Committee, member of Executive Management Committee	March 15, 2019	Till the GMoS 2022	Technology, Industries

•  POSCO, Representative Director and President(Head of Steel Business Unit and Head of Steel Production & Technology Division, March 2021 ~ Present)

•  POSCO, Inside Director and President (Head of Steel Business Unit, January 2021~March 2021)

•  POSCO, Inside Director and Senior Executive Vice President (Head of Steel Production & Technology Division, March 2019~January 2021)

•  POSCO, Senior Executive Vice President (Head of Steel Production Division, January 2019~March 2019)

•  POSCO, Senior Executive Vice President (Head of Gwangyang Works, February 2017~January 2019)

•  POSCO, Senior Executive Vice President (Head of Pohang Works, March 2015~February 2017)

•  SNNC, Senior Executive Vice President and Representative Director (March 2013~February 2015)

•  POSCO, Senior Vice President (Deputy Head of Gwangyang Works, Iron & Steel Making, February 2010~March 2013)

•  Carnegie Mellon University, Master’s degree in Materials Science Engineering (1997)

Inside	Chon, Jung-Son	Male

Head of Global & Infra Business Unit and Head of Corporate Strategy & Planning Division

(Representative Director and Senior Executive Vice President),

member of Finance Committee,

member of Executive Management Committee

			March 9, 2018	Till the GMoS 2022	Finance, Accounting, Policies

•  POSCO, Representative Director and Senior Executive Vice President (Head of Global & Infra Business Unit and Head of Corporate Strategy & Planning Division, March 2021~Present)

•  POSCO, Inside Director and Senior Executive Vice President (Head of Global & Infra Business Unit, March 2020~March 2021)

•  POSCO, Inside Director and Senior Executive Vice President (Head of Corporate Strategy & Planning Division, January 2019~March 2020)

•  POSCO, Inside Director and Senior Executive Vice President (Head of Corporate Strategy & Finance Center, March 2018 ~ January 2019)

•  POSCO COATED & COLOR STEEL, Representative Director and President (February 2017 ~ February 2018)

•  POSCO, Executive Vice President (Head of Corporate Strategy Department, February 2016 ~ February 2017)

•  POSCO, Senior Vice President (Strategy Member, March 2014 ~ February 2016)

•  POSCO, Senior Vice President (Head of Raw Materials Procurement Dept., March 2012 ~ March 2014)

•  Korea University, B.A. in Law (1985)

Inside	Jeong, Tak	Male	Head of Marketing Division, member of Director Candidate Recommendation Committee, member of Executive Management Committee	March 15, 2019	Till the GMoS 2022	Marketing, International trade

•  POSCO, Inside Director and Senior Executive Vice President (Head of Marketing Division, March 2019~Present)

•  POSCO, Senior Executive Vice President (Head of Marketing Division, January 2019~March 2019)

•  POSCO, Senior Executive Vice President (Head of Steel Business Division, January 2018~January 2019)

•  POSCO, Executive Vice President (Head of Steel Business Strategy Dept., September 2016~January 2018)

•  POSCO, Executive Vice President (Head of Energy and Shipbuilding Materials Marketing Dept., March 2015~September 2016)

•  POSCO, Senior Vice President (Head of Energy and Shipbuilding Materials Marketing Dept., June 2013~March 2015)

•  Hankuk University of Foreign Studies, Department of Arabic (1981)

Inside	Chung, Chang-Hwa	Male	Head of New Growth Business Unit, member of Executive Management Committee	March 12, 2021	Till the GMoS 2022	Industries, External cooperation

•  POSCO, Inside Director and Senior Executive Vice President (Head of New Growth Business Unit, April 2021~Present)

•  POSCO, Inside Director and Senior Executive Vice President (Head of Management Support Division, March 2021 ~ April 2021)

•  POSCO, Senior Executive Vice President (Head of Management Support Division, January 2020 ~ March 2021)

•  POSCO, Executive Vice President~Senior Executive Vice President (Managing Director, POSCO-China (February 2017~January 2020)

•  POSCO, Executive Vice President (Head of Public Relations Department, July 2015~February 2017)

•  POSCO E&C, Executive Vice President (Head of CR Center, February 2015 ~ July 2015)

•  POSCO, Senior Vice President (Head of Communication Department, March 2012~February 2015)

•  Ph.D. Candidate in Economics at Northwestern University (1996)

Outside	Chang, Seung-Wha	Male	Chairman of BoD, Member of ESG Committee, Member of Finance Committee	March 10, 2017	Till the GMoS 2023	Law (Previously Judge/ International trade affairs)

•  Seoul National University Law Professor (1995~Present)

•  Chairman, Korean Trade Commission (November 2019~Present)

•  Dean, Seoul National University School of Law (June 2018~May 2020)

•  The World Trade Organization, Appellate Body Member (May 2012~September 2016)

•  Arbitrator of International Court of Arbitration (2000~2013)

•  Ph.D. in Law, Harvard University (1994)

Outside	Kim, Shin-Bae	Male	Chairman of ESG Committee, Member of Finance Committee	March 10, 2017	Till the GMoS 2022	Industries (businesses operation)

•  Vice Chairman, SK Group (January 2010~February 2013)

•  President, Korea IoT (Internet of Things) Association (March 2005~May 2012)

•  Representative Director and President, SK Telecom (March 2004~December 2008)

•  University of Pennsylvania (MBA) (1985)

Outside	Chung, Moon-Ki	Male	Chairman of Director Candidate Recommendation Committee, Member of Evaluation and Compensation Committee, Member of Audit Committee	March 10, 2017	Till the GMoS 2022	Accounting (CPA)

•  Professor at Department of Business Administration, Sungkyunkwan University (2016~Present)

•  Executive Director, Samil PwC (1981~2012)

•  Committee Member, Accounting Review -Committee of Financial Supervisory Service

•  Sungkyunkwan University, Ph.D. in Business Administration

Outside	Kim, Sung-Jin	Male	Chairman of Audit Committee, Member of Director Candidate Recommendation Committee, Member of Evaluation and Compensation Committee	March 9, 2018	Till the GMoS 2024	Industries (small and medium business/ industry policies)

•  Adjunct Professor, Dept. of Economics, Seoul National University (2011~Present)

•  Minister of Maritime Affairs and Fisheries (2006~2007)

•  Administrator of the Small and Medium Business Administration (2004~2006)

•  M.A. and Ph.D. in Economics, Kansas State University (1991)

Outside	Pahk, Heui-Jae	Male	Chairman of Evaluation and Compensation Committee, Member of Audit Committee	March 15, 2019	Till the GMoS 2022	Industries (New business/ venture)

•  Professor, Mechanical & Aerospace Engineering, Seoul National University (March 1993~Present)

•  President, Korea Association of Industrial Tech. Security (February 2017~Present)

•  President, Office of Strategic R&D Plan, MOTIE (April 2013~April 2016)

•  Founder and CEO, SNU Precision CO., LTD. (February 1998~December 2016)

•  Ph.D. in Mechanical Engineering, Manchester University (1990)

Outside	Yoo, Young-Sook	Female	Member of ESG Committee, Member of Evaluation and Compensation Committee	March 12, 2021	Till the GMoS 2024	Academia (Environment)

•  Principal Research Scientist, Korea Institute of Science and Technology(KIST) (March 1994~May 2021)

•  Chairperson of the Board(non-permanent), Climate Change Center (January 2020~Present)

•  Co-President, Climate Change Center (February 2014~January 2020)

•  Minister, Ministry of Environment (June 2011~March 2013)

•  Ph.D. in Biochem. & Biophysics Dept. at Oregon State University (1986)

Outside	Kwon, Tae-Kyun	Male	Chairman of Finance Committee, Member of Director Candidate Recommendation Committee	March 12, 2021	Till the GMoS 2024	Finance (Finance/ International investment)

•  Senior Advisor (non-permanent), Yulchon LLC. (December 2015~Present)

•  Ambassador, Korea to the United Arab Emirates (June 2010~June 2013)

•  Chief Administrator, Public Procurement Service (January 2009~April 2010)

•  Head of Trade and Investment Office, Ministry of Knowledge Economy (March 2008~December 2008)

•  Deputy Minister for Free Economic Zone Planning, MOFE (March 2007~March 2008)

•  Commissioner, Korea Financial Intelligence Unit, MOFE (October 2006~March 2007)

•  Economic Councilor, OECD Representative (2001~July 2004)

•  Ph.D. in International Finance at Chung-Ang University (2007)

1)	In case of re-appointment, the date of initial appointment is stated.

•	(Table 4-①-3) The Composition of Special Committees under BoD as of May 31, 2021

Special Committees	Composition					Major Roles
	Title	Inside /Outside Director	Name	Gender	Other Positions1)
ESG Committee (4 members) (A)	Chairman	Outside	Kim, Shin-Bae	Male	D

•  Review of low-carbon policies related to environment and climate change

•  Prior deliberation on the safety and health plan

•  Matters concerning the operation of BoD and Special Committees

•  Prior deliberation and approval of insider trading under the Monopoly Regulation and Fair Trade Act

	Member	Outside	Chang, Seung-Wha	Male	D
	Member	Outside	Yoo, Young-Sook	Female	C
	Member	Inside	Kim, Hag-Dong	Male	F
Director Candidate Recommendation Committee (4 members) (B)	Chairman	Outside	Chung, Moon-Ki	Male	C, E	• Qualification screening of candidates for Outside Director and recommendation to GMoS • Operation of the Outside Director Candidate Recommendation Advisory Group, etc.
	Member	Outside	Kim, Sung-Jin	Male	C, E
	Member	Outside	Kwon, Tae-Kyun	Male	D
	Member	Inside	Jeong, Tak	Male	F

Evaluation and Compensation Committee (4 members) (C)	Chairman	Outside	Pahk, Heui-Jae	Male	E	• Matters related to management evaluation, compensation plan establishment and execution • Prior deliberation on matters concerning remuneration and severance pay of directors, etc.
	Member	Outside	Chung, Moon-Ki	Male	B, E
	Member	Outside	Kim, Sung-Jin	Male	B, E
	Member	Outside	Yoo, Young-Sook	Female	A
Finance Committee (4 members) (D)	Chairman	Outside	Kwon, Tae-Kyun	Male	B	• Pre-deliberation and approval of external new investment, capital increase or disposition of invested shares on invested companies in non-steel unit
	Member	Outside	Chang, Seung-Wha	Male	A
	Member	Outside	Kim, Shin-Bae	Male	A
	Member	Inside	Chon, Jung-Son	Male	F
Audit Committee (3 members) (E)	Chairman	Outside	Kim, Sung-Jin	Male	B, C

•  Legitimacy audit on management’s business execution

•  Review soundness and feasibility of the company’s financial activities and adequacy of financial reporting

•  Evaluation on operation status of the internal accounting management system, etc.

	Member	Outside	Chung, Moon-Ki	Male	B, C
	Member	Outside	Pahk, Heui-Jae	Male	C
Executive Management Committee (5 members) (F)	Member	Inside	Choi, Jeong-Woo	Male	—

•  Pre-deliberation and approval of external new investment, capital increase or disposition of invested shares on invested companies in Steel Business Unit

•  Prior deliberation and approval of in-house investment plans, etc.

	Member	Inside	Kim, Hag-Dong	Male	A
	Member	Inside	Chon, Jung-Son	Male	D
	Member	Inside	Chung, Chang-Hwa	Male	—
	Member	Inside	Jeong, Tak	Male	B

1)	If the director concurrently serves as a member of other committees under BoD, it is indicated with the corresponding committee codes.

B. The Composition of BoD and Sufficient Number of Outside Directors for Independent Functions

As stated in A. The Status of BoD Composition, the company maintains outnumbered Outside Directors than required by law in order for BoD to function independently from the management, and for independent and effective decision-makings, has separated the position of Chairman of BoD from Representative Director and CEO since 2006. Chairman of BoD is elected through resolution by BoD, among Outside Directors, and the Outside Director Chang, Seung-Wha was elected as the Chairman of the BoD on March 12, 2021.

(Sub-Principle 4-②) BoD needs to be composed of competent persons who have professionalism and responsibility in terms of expertise and careers so that they can make substantial contributions to corporate management.

A. Policies to Secure Professionalism, Accountability and Diversity of BoD and Information about Directors

When the Director Candidate Recommendation Committee examines qualifications of Director candidates, the company not only applies qualifications required by the Commercial Act, but also limits qualifications of Directors with the ones who have expertise and abundant experience in related fields in accordance with the Article 29-3 and the Article 31 of the Articles of Incorporation. In addition, we closely review that no one who is responsible for damage to corporate values or for infringement of shareholders’ interests should be appointed as a Director. In relation to this, our Directors meet all qualifications required by relevant laws and regulations, including Article 382 (3) and 542-8 (2) of the Commercial Act and at the GMoS held in March 2021, we further strengthened diversity of the BoD by electing a new Outside Director Yoo, Young-Sook, a female environmental expert.

As of May 31, 2021, the BoD of the company is composed of 5 Inside Directors with expertise and responsibility. Inside Director Choi, Jeong-Woo who is Representative Director and CEO has expertise and management capabilities not only in the steel business but also in the overall subsidiaries with experiences as the Head of Corporate Strategy & Finance Center in POSCO and Representative Director and President of POSCO CHEMTECH. Inside Director Kim, Hag-Dong who is Representative Director and President was the Head of Steel Production & Technology Division, and currently as the Head of Steel Business Unit and the Head of Steel Production & Technology Division is specialized in the overall steel unit such as steel production, marketing, etc. Inside Director Chon, Jung-Son who is Representative Director and Senior Executive Vice President was the Head of Corporate Strategy & Finance Center and currently is the Head of Global & Infra Business Unit and the Head of Corporate Strategy & Planning Division and is specialized in corporate strategy and business management. Inside Director Jeong, Tak was the Head of Steel Business Strategy Department and currently is the Head of Marketing Division who is specialized in steel business strategy and marketing. Lastly, Inside Director Chung, Chang-Hwa was the Head of Management Support Division and currently as the Head of New Growth Business Unit, he has global capabilities and abundant internal and external networks to lead full-scale promotion of new growth businesses.

Our Outside Directors are composed of 7 people with expertise and experience in the fields of industry, finance, academia, law, accounting, public sectors, etc. Outside Director Chang, Seung-Wha, the Chairman of the BoD, was the member at the Appellate Body of the World Trade Organization and currently is a Professor of Seoul National University School of Law with expertise in legal fields and international trade. With the experience of the President at SK Telecom and the Vice Chairman of SK Group, Outside Director Kim, Shin-Bae is an expert on industrial sides. Outside Director Chung, Moon-Ki is a Professor at Department of Business Administration in Sungkyunkwan University and is an expert in accounting and finance. Outside Director Kim, Sung-Jin is an expert on public sectors and industries with experiences of the Administrator of the Small and Medium Business Administration and the Minister of Maritime Affairs and Fisheries. Outside Director Pahk, Heui-Jae is an expert in academia and industries with his experiences of Founder and CEO of SNU Precision and President of the Office of Strategic R&D Plan at MOTIE and with his current Professorship of Mechanical & Aerospace Engineering Department in Seoul National University. Outside Director Yoo, Young-Sook who was newly elected at the GMoS in 2021, served as Principal Research Scientist at Korea Institute of Science and Technology and Minister at Ministry of Environment and currently as the Chairperson of the Board at Climate Change Center, is an expert in environment fields. Outside Director Kwon, Tae-Kyun, served as Economic Councilor of OECD Representative, Commissioner of Korea Financial Intelligence Unit at MOFE, Chief Administrator at Public Procurement Service and Ambassador of Korea to the United Arab Emirates, is an expert of international finance and investment fields.

In order to realize an advanced corporate governance structure to increase shareholder value and to promote balanced rights of interested parties, the company makes continuous efforts to form BoD with the management who can perform responsible management based on professional knowledge and rational decision-makings and with Outside Directors who can support the management’s rational decision-makings and independently supervise without being bias on certain fields.

•	Qualification of Directors (Corporate Governance Charter 3-3, Qualification of Directors)

①	Directors shall possess an exemplary set of ethics, business sense and integrity, and the ability to enhance long-term value of all shareholders and fairly represent the interest of all stakeholders.

②

Standing directors, as a high-level managers of corporation, shall have sufficient experience and knowledge related to the Company’s business, and shall be capable of making managerial decisions in a rational and appropriate manner.

③

Outside directors shall have sufficient knowledge and experience in the relevant field such as finance, economics, management, legal, accounting, etc., and shall have no material relationship with the Company and shall be able to make decisions independently from the Company and shareholders.

*

In order to secure diversity in the composition of BoD, Outside Director candidates are appointed in consideration of factors such as gender, country, age, academic background, and professional competency.

•	(Table 4-②-1) Appointment and Changes of Directors from January 1, 2019 to May 31, 2021

Inside/ Outside Director	Name	Initial Date of Appointment	End of Term	Date of Change	Reason for Change	Current Employment Status
Inside Director	Oh, In-Hwan	March 13, 2015	March 9, 2018	March 10, 2017	Re-appointment	Retired
			March 15, 2019	March 9, 2018	Re-appointment
			March 15, 2019	March 15, 2019	End of Term
	Yu, Seong	March 10, 2017	March 9, 2018	March 10, 2017	New appointment	Retired
			March 15, 2019	March 9, 2018	Re-appointment
			March 15, 2019	March 15, 2019	End of Term
	Chang, In-Hwa	March 9, 2018	March 15, 2019	March 9, 2018	New appointment	Retired
			March 27, 2020	March 15, 2019	Re-appointment
			March 12, 2021	March 27, 2020	Re-appointment
			March 12, 2021	March 12, 2021	End of Term
	Choi, Jeong-Woo	March 11, 2016	March 10, 2017	March 11, 2016	New appointment	Employed
			March 9, 2018	March 10, 2017	Re-appointment
			March 9, 2018	March 9, 2018	End of Term
			March 12, 2021	July 27, 2018	New appointment
			Till the GMoS 2024	March 12, 2021	Re-appointment
	Kim, Hag-Dong	March 15, 2019	March 27, 2020	March 15, 2019	New appointment	Employed
			March 12, 2021	March 27, 2020	Re-appointment
			Till the GMoS 2022	March 12, 2021	Re-appointment
	Chon, Jung-Son	March 9, 2018	March 15, 2019	March 9, 2018	New appointment	Employed
			March 27, 2020	March 15, 2019	Re-appointment
			March 12, 2021	March 27, 2020	Re-appointment
			Till the GMoS 2022	March 12, 2021	Re-appointment
	Jeong, Tak	March 15, 2019	March 27, 2020	March 15, 2019	New appointment	Employed
			March 12, 2021	March 27, 2020	Re-appointment
			Till the GMoS 2022	March 12, 2021	Re-appointment
	Chung, Chang-Hwa	March 12, 2021	Till the GMoS 2022	March 12, 2021	New appointment	Employed
Outside Director	Lee, Myung-Woo	March 22, 2013	March 11, 2016	March 22, 2013	New appointment	Retired
			March 15, 2019	March 11, 2016	Re-appointment
			March 15, 2019	March 15, 2019	End of Term
	Bahk, Byong-Won	March 13, 2015	March 9, 2018	March 13, 2015	New appointment	Retired
			March 12, 2021	March 9, 2018	Re-appointment
			March 12, 2021	March 12, 2021	End of Term
	Kim, Joo-Hyun	March 13, 2015	March 9, 2018	March 13, 2015	New appointment	Retired
			March 12, 2021	March 9, 2018	Re-appointment
			March 12, 2021	March 12, 2021	End of Term
	Chang, Seung-Wha	March 10, 2017	March 27, 2020	March 10, 2017	New appointment	Employed
			Till the GMoS 2023	March 27, 2020	Re-appointment
	Kim, Shin-Bae	March 10, 2017	March 15, 2019	March 10, 2017	New appointment	Employed
			Till the GMoS 2022	March 15, 2019	Re-appointment
	Chung, Moon-Ki	March 10, 2017	March 15, 2019	March 10, 2017	New appointment	Employed
			Till the GMoS 2022	March 15, 2019	Re-appointment
	Kim, Sung-Jin	March 9, 2018	March 12, 2021	March 9, 2018	New appointment	Employed
			Till the GMoS 2024	March 12, 2021	Re-appointment
	Pahk, Heui-Jae	March 15, 2019	Till the GMoS 2022	March 15, 2019	New appointment	Employed
	Yoo, Young-Sook	March 12, 2021	Till the GMoS 2024	March 12, 2021	New appointment	Employed
	Kwon, Tae-Kyun	March 12, 2021	Till the GMoS 2024	March 12, 2021	New appointment	Employed

B. The Competitiveness of BoD

As stated in A. Policies to Secure Professionalism, Accountability and Diversity of BoD and Information about Directors, the company limits qualifications of Directors to the ones who have abundance of expertise and experience in relevant fields. Additionally, we carefully review not to appoint candidates who are responsible for damage to corporate value or infringement of shareholders’ interests. In relation to this, our Directors satisfy all qualifications required by relevant laws and regulations, including Article 382 (3) and 542-8 (2) of the Commercial Act and at the GMoS in March 2021, we further strengthened diversity of composition of the BoD by electing a new Outside Director Yoo, Young-Sook, a female environmental expert. As of May 31, 2021, the company strives to form competitive BoD by having 5 Inside Directors with expertise and accountability and 7 Outside Directors with expertise and experience in related fields such as industry, finance, academia, legal circles, accounting, public sectors, etc.

(Sub-Principle 4-③) Fairness and independence needs to be secured in the recommendation and selection process of Director candidates.

A.	Composition and Activity of Director Candidate Recommendation Committee

The company has established and operated the Director Candidate Recommendation and Management Committee(Director Candidate Recommendation Committee as of May 31, 2021) to recommend Outside Director candidates to GMoS. The main roles of the Director Candidate Recommendation and Management Committee (Director Candidate Recommendation Committee as of May 31, 2021) are to review qualifications of candidates for Outside Directors and recommend to GMoS, and to review and check qualification of Inside Directors candidates. In addition, prior deliberations are conducted when appointing members of the Special Committees, and when appointing Representative Directors other than Representative Director and CEO.

In accordance with Article 542-8 of the Commercial Act, the company ensures independence of the committee by organizing 3 out of 4 members of the Director Candidate Recommendation and Management Committee (Director Candidate Recommendation Committee as of May 31, 2021) with Outside Directors, which makes the proportion of Outside Directors 75%. As of May 31, 2021, the Chairman of Director Candidate Recommendation Committee is the Outside Director, Chung, Moon-Ki.

In addition, the Company has been operating Outside Director Candidate Recommendation Advisory Group since 2004 to select Outside Directors through an independent and transparent process, and the advisory group is established by the resolution of the Director Candidate Recommendation and Management Committee (Director Candidate Recommendation Committee as of May 31, 2021). The Outside Director Candidate Recommendation Advisory Group is composed of five socially respected senior-level persons from various fields such as industry, finance, academia, and law, who have deep understanding on corporate governance and can be independent from external influences. The Outside Director Candidate Recommendation Advisory Group proposes Director candidates that are three times more of the number of Directors planned to be appointed then the Director Candidate Recommendation Committee reviews qualifications and recommends final candidates, and eventually the candidates are decided whether to be appointed at GMoS.

B.	Provision of Information about Director Candidates

The Director Candidate Recommendation and Management Committee (Director Candidate Recommendation Committee as of May 31, 2021) conducts qualification screening of Outside Director candidates and recommends the candidates to GMoS in accordance with Article 382 (3) and Article 542-8 (2) of the Commercial Act, and Article 30 and 31 of the Articles of Incorporation. In relation to this, the company discloses information about Outside Director candidates recommended by the Director Candidate Recommendation and Management Committee (Director Candidate Recommendation Committee as of May 31, 2021) in advance, as below, in order for shareholders to verify candidates sufficiently.

w	(Table 4-③-1) Provision of Information about Director Candidates for GMoS, from January 1, 2020 to May 31, 2021

Date of Provision	Date of GMoS	Candidates		Information	Remarks
		Inside/ Outside Director	Name
February 27, 2020 (28 days before GMoS)	March 27, 2020	Inside	Chang, In-Hwa

[Announcement on convocation of GMoS]

1. Candidate’ information and major occupation

2. Transaction with the company in the last 3 years

3. Relation with the largest shareholder

4. Detailed career and referrer

5. Whether the candidates are in arrears, were management of insolvent companies and are disqualified by laws

6. Reasons for candidates recommendation by BoD

7. Candidates’ signed certifications that certify the above mentioned information

Re-appointment
			Chon, Jung-Son		Re-appointment
			Kim, Hag-Dong		Re-appointment
			Jeong, Tak		Re-appointment
		Outside	Chang, Seung-Wha

[Announcement on convocation of GMoS]

1. Candidate information and major occupation

2. Transaction with the company in the last 3 years

3. Relation with the largest shareholder

4. Detailed career and referrer

5. Whether the candidate is in arrears, was management of insolvent companies and is disqualified by laws

6. Candidate’s work plans

7. Reasons for candidate recommendation by BoD

8. Candidate’s signed certification that certifies the above mentioned information

Re-appointment
Pahk, Heui-Jae

[Announcement on convocation of GMoS]

1. Candidate information and major occupation

2. Transaction with the company in the last 3 years

3. Relation with the largest shareholder

4. Detailed career and referrer

5. Whether the candidate is in arrears, was management of insolvent companies and is disqualified by laws

6. Reasons for candidate recommendation by BoD

7. Candidate’s signed certification that certifies the above mentioned information

Appointed as a new member of Audit Committee
February 18, 2021 (21 days before GMoS)	March 12, 2021	Inside	Choi, Jeong-Woo

[Announcement on convocation of GMoS]

1. Candidate’ information and major occupation

2. Transaction with the company in the last 3 years

3. Relation with the largest shareholder

4. Detailed career and referrer

5. Whether the candidates are in arrears, were management of insolvent companies and are disqualified by laws

6. Reasons for candidates recommendation by BoD

7. Candidates’ signed certifications that certify the above mentioned information

Re-appointment
			Kim, Hag-Dong		Re-appointment
			Chon, Jung-Son		Re-appointment
			Jeong, Tak		Re-appointment
			Chung, Chang-Hwa		New Appointment
		Outside	Yoo, Young-Sook

[Announcement on convocation of GMoS]

1. Candidate information and major occupation

2. Transaction with the company in the last 3 years

3. Relation with the largest shareholder

4. Detailed career and referrer

5. Whether the candidate is in arrears, was management of insolvent companies and is disqualified by laws

6. Candidate’s work plans

7. Reasons for candidate recommendation by BoD

8. Candidate’s signed certification that certifies the above mentioned information

New Appointment
			Kwon, Tae-Kyun		New Appointment
			Kim, Sung-Jin		Re-appointment (Appointment of an Outside Director to Become an Audit Committee Member)

C.	The Cumulative Voting System and Minority Shareholders, Etc.

The company does not exclude the cumulative voting system in relation to exercise shareholders’ voting rights for election of Directors. In accordance with Articles 382-2 and 542-7 of the Commercial Act, when there is convocation of GMoS for the purpose of appointing two or more Directors, shareholders, who hold shares equal or more of one hundredth of the total issued shares excluding shares without voting rights, can request the company to apply cumulative voting system in writing or electronically 6 weeks prior to GMoS date (in the case of Ordinary GMoS, the base date for the current year’s 6 weeks calculation is the same date of Ordinary GMoS held in the previous year). In the case of cumulative voting, each shareholder per share has the same number of voting rights as the number of Directors to be elected, and voting rights can be exercised by concentrating the vote on one or more than one candidate. In cumulative voting system, Directors will be elected sequentially from the person who receives the largest number of votes.

In order to reflect opinions of minority shareholders in the process of recommending and selecting candidates for Directors, we receive recommendation of Directors candidates from minority shareholders in accordance with Article 363-2 of the Commercial Act, and operate in accordance with applicable laws and regulations. To facilitate shareholders’ recommendation of Outside Director candidates in the process of selecting candidates for Directors, we inform shareholders through e-mails, etc. for recommendation of Outside Director candidates. In order to strengthen communication with shareholders and secure various candidates for Outside Directors, since 2018 the “Shareholders Recommendation” procedure has been introduced in which shareholders participate directly in the process of finding candidates for Outside Directors. Just as other candidates, the recommended candidates are screened by Outside Director Candidate Recommendation Advisory Panel to be determined whether or not to be included in the candidate list.

Shareholders, who hold 0.5% or more of issued shares with voting rights from 6 months before the GMoS, can propose certain matters as agendas for GMoS six weeks before the GMoS date by submitting proposal to the Directors in writing or electronic documents.

D.	Sufficient Measures to Ensure Fairness and Independence

As mentioned above, the company is taking sufficient measures to ensure fairness and independence in the process of recommending and selecting Director candidates. We will do our best to ensure fairness and independence by constantly reviewing areas for further improvement with the process.

(Sub-Principle 4-④) Persons responsible for corporate value damage or infringement of shareholders’ rights should not be appointed as executive officers.

A.	Executive Officers

As of May 31, 2021, the number of the company executive officers are total 83, including 12 registered executive officers (5 Inside Directors and 7 Outside Directors), 71 non-registered executives. The details are described as below.

w	(Table 4-④-1) Executive Officers, Including Non-Registered Executive Officers as of May 31, 2021

Name	Gender	Position	Registered/ Non-registered	Full Time/ Non-Full Time	Responsibility
Choi, Jeong-Woo	Male	Representative Director and CEO	Registered	Full Time	Overall company management / Chairman of Executive Management Committee
Kim, Hag-Dong	Male	Representative Director and President	Registered	Full Time	Head of Steel Business Unit and Head of Steel Production & Technology Division, Member of ESG Committee, member of Executive Management Committee
Chon, Jung-Son	Male	Representative Director and Senior Executive Vice President	Registered	Full Time	Head of Global & Infra Business Unit and Head of Corporate Strategy & Planning Division, member of Finance Committee, member of Executive Management Committee
Jeong, Tak	Male	Inside Director and Senior Executive Vice President	Registered	Full Time	Head of Marketing Division, Member of Director Candidate Recommendation Committee, member of Executive Management Committee
Chung, Chang-Hwa	Male	Inside Director and Senior Executive Vice President	Registered	Full Time	Head of New Growth Business Unit, member of Executive Management Committee
Chang, Seung-Wha	Male	Outside Director	Registered	Non-Full Time	Chairman of BoD, Member of ESG Committee, member of Finance Committee
Kim, Shin-Bae	Male	Outside Director	Registered	Non-Full Time	Chairman of ESG Committee, member of Finance Committee
Chung, Moon-Ki	Male	Outside Director	Registered	Non-Full Time	Chairman of Director Candidate Recommendation Committee, member of Evaluation and Compensation Committee, Member of Audit Committee
Kim, Sung-Jin	Male	Outside Director	Registered	Non-Full Time	Chairman of Audit Committee, Member of Director Candidate Recommendation Committee, member of Evaluation and Compensation Committee
Pahk, Heui-Jae	Male	Outside Director	Registered	Non-Full Time	Chairman of Evaluation and Compensation Committee, Member of Audit Committee
Yoo, Young-Sook	Female	Outside Director	Registered	Non-Full Time	Member of ESG Committee, member of Evaluation and Compensation Committee
Kwon, Tae-Kyun	Male	Outside Director	Registered	Non-Full Time	Chairman of Finance Committee, Member of Director Candidate Recommendation Committee
Yoo, Byeong-Og	Male	Executive Officer	Non-registered	Full Time	Head of Industrial Gases & Hydrogen Business Unit
Kim, Kwang-Soo	Male	Executive Officer	Non-registered	Full Time	Head of Logistics Business Unit
Yang, Weon-Jun	Male	Executive Officer	Non-registered	Full Time	Head of Management Support Division
Lee, Si-Woo	Male	Executive Officer	Non-registered	Full Time	Head of Safety & Environment Division
Lee, Ju-Tae	Male	Executive Officer	Non-registered	Full Time	Head of Purchasing and Investment Division
Nam, Soo-Hi	Male	Executive Officer	Non-registered	Full Time	Head of Pohang Works
Kim, Jhi- Yong	Male	Executive Officer	Non-registered	Full Time	Head of Gwangyang Works

Lee, Duk-Lak	Male	Executive Officer	Non-registered	Full Time	Head of Technical Research Laboratories
Lee, Sung-Wook	Male	Executive Officer	Non-registered	Full Time	Head of Legal Affairs Office
Kim, Sung-Jin	Male	Executive Officer	Non-registered	Full Time	Head of Corporate Audit Office
Kim, Yong-Soo	Male	Executive Officer	Non-registered	Full Time	Head of Human Resources Management Office
Cho, Ju-Ik	Male	Executive Officer	Non-registered	Full Time	Head of Hydrogen Business Office
Kang, Sung-Wook	Male	Executive Officer	Non-registered	Full Time	Head of Logistics Business Office II
Jeong, Dae-Hyung	Male	Executive Officer	Non-registered	Full Time	Head of Corporate Strategy Office
Kim, Seung-Jun	Male	Executive Officer	Non-registered	Full Time	Head of Investment Strategy Office
Lee, Kyung-Sub	Male	Executive Officer	Non-registered	Full Time	Head of Business Innovation Office
Chung, Kyung-Jin	Male	Executive Officer	Non-registered	Full Time	Head of Finance Office
Kim, Won-Hee	Male	Executive Officer	Non-registered	Full Time	Head of Global Infra Business Management Office
Eom, Gi-Chen	Male	Executive Officer	Non-registered	Full Time	Head of Steel Business Planning & Coordination Office
Kim, Kyeong-Chan	Male	Executive Officer	Non-registered	Full Time	Head of Steel Business Planning & Coordination Group
Kim, Soon-Ki	Male	Executive Officer	Non-registered	Full Time	Head of Labor and Cooperation Office
Kim, Dong-Hee	Male	Executive Officer	Non-registered	Full Time	Head of Labor Planning Group
Kim, Young-Joong	Male	Executive Officer	Non-registered	Full Time	Head of Marketing Strategy Office
Kim, Kyung-Han	Male	Executive Officer	Non-registered	Full Time	Head of International Trade Affairs Office
Park, Nam-Sik	Male	Executive Officer	Non-registered	Full Time	Head of Sales and Production Coordination Office
Yang, Keun-Sik	Male	Executive Officer	Non-registered	Full Time	Head of Global Quality and Service Management Office
Kim, Dae-Up	Male	Executive Officer	Non-registered	Full Time	Head of Hot Rolled & Wire Rod Marketing Office
Kim, Sang-Gyun	Male	Executive Officer	Non-registered	Full Time	Head of Construction Steel Materials Marketing Office
Kim, Sang-Chul	Male	Executive Officer	Non-registered	Full Time	Head of Energy and Shipbuilding Materials Marketing Office
Song, Yong-Sam	Male	Executive Officer	Non-registered	Full Time	Head of Automotive Materials Marketing Office
Yoon, Chang-Woo	Male	Executive Officer	Non-registered	Full Time	Head of Electrical and Electronic Materials Marketing Office
Choi, Kyu-Seo	Male	Executive Officer	Non-registered	Full Time	Head of Stainless Steel Marketing Office
Park, Hyeon	Male	Executive Officer	Non-registered	Full Time	Head of Environmental Planning Office
Kim, Sang-Baeg	Male	Executive Officer	Non-registered	Full Time	Head of Safety & Health Planning Office
Choun, Si-Youl	Male	Executive Officer	Non-registered	Full Time	Head of Steel Production & Technology Strategy Office
Kim, Hee	Female	Executive Officer	Non-registered	Full Time	Head of Steel Production & Technology Planning Group
Lee, Baek	Male	Executive Officer	Non-registered	Full Time	Head of Iron & Steelmaking Production and Technology Group
Youn, Young-Hee	Male	Executive Officer	Non-registered	Full Time	Deputy Head of Pohang Works (Safety and Environment)
Han, Hyung-Chul	Male	Executive Officer	Non-registered	Full Time	Deputy Head of Pohang Works (Administration)
Choi, Yong-Jun	Male	Executive Officer	Non-registered	Full Time	Deputy Head of Pohang Works (Process & Quality)
Hur, Chun-Yeol	Male	Executive Officer	Non-registered	Full Time	Deputy Head of Pohang Works (Hot and Cold Rolling)
Kim, Jin-Bo	Male	Executive Officer	Non-registered	Full Time	Deputy Head of Pohang Works (Iron and Steel Making)
Hwang, Guy-Sam	Male	Executive Officer	Non-registered	Full Time	TF Team Leader, Steel Business Planning & Coordination Office

Lee, Ju-Hyeob	Male	Executive Officer	Non-registered	Full Time	Deputy Head of Pohang Works (Stainless Steel Production)
Lee, Chan-Gi	Male	Executive Officer	Non-registered	Full Time	Deputy Head of Pohang Works (Maintenance)
Cho, Yeong-Bong	Male	Executive Officer	Non-registered	Full Time	Deputy Head of Gwangyang Works (Safety and Environment)
Lee, Cheol-Ho	Male	Executive Officer	Non-registered	Full Time	Deputy Head of Gwangyang Works (Administration)
Kim, Seoung-Jun	Male	Executive Officer	Non-registered	Full Time	Deputy Head of Gwangyang Works (Process & Quality)
Lee, Dong-Ryeol	Male	Executive Officer	Non-registered	Full Time	Deputy Head of Gwangyang Works (Iron and Steel Making)
Lee, Jean-Su	Male	Executive Officer	Non-registered	Full Time	Deputy Head of Gwangyang Works (Hot and Cold Rolling)
Jung, Bum-Su	Male	Executive Officer	Non-registered	Full Time	Deputy Head of Gwangyang Works (Maintenance)
Kim, Ki-Soo	Male	Executive Officer	Non-registered	Full Time	Head of Process and Engineering Research Lab
Ahn, Sang-Bog	Male	Executive Officer	Non-registered	Full Time	Head of Steel Product Research Lab
Kim, Gyo-Sung	Male	Executive Officer	Non-registered	Full Time	Head of Automotive Steel Research Lab
Choo, Se-Don	Male	Executive Officer	Non-registered	Full Time	Head of Steel Solution Research Lab
Choi, Jong-Kyo	Male	Executive Officer	Non-registered	Full Time	Leader of High Manganese Steel Solutions TF Team
Suh, Ji-Won	Male	Executive Officer	Non-registered	Full Time	Head of Raw Materials Office I
Yoon, Sung-Won	Male	Executive Officer	Non-registered	Full Time	Head of Raw Materials Office II
Kim, Tae-Eok	Male	Executive Officer	Non-registered	Full Time	Head of Plant, Equipment and Materials Procurement Office
Lee, Cheol-Mu	Male	Executive Officer	Non-registered	Full Time	Head of Investment Planning & Engineering Office
Chung, Seok-Mo	Male	Executive Officer	Non-registered	Full Time	Head of LiB Materials Business Office
Park, Sung-Jin	Male	Executive Officer	Non-registered	Full Time	Head of Industry-Academy-Research Cooperation Office
Cheon, Seong-Hyun	Male	Executive Officer	Non-registered	Full Time	Head of Corporate Citizenship Office
Yang, Byeong-Ho	Male	Executive Officer	Non-registered	Full Time	Head of Human Resources and Corporate Culture Office
Chang, Hak-Sun	Male	Executive Officer	Non-registered	Full Time	Head of Information Planning Office
Park, Jin-Woo	Male	Executive Officer	Non-registered	Full Time	Head of Communication Office
Song, Won-Gun	Male	Executive Officer	Non-registered	Full Time	Head of Business & Administration Support Office
Kim, Jung-Young	Male	Executive Officer	Non-registered	Full Time	TF Team Leader, New Growth Business Unit
Kim, Kwang-Moo	Male	Executive Officer	Non-registered	Full Time	President, PT Krakatau POSCO Co., Ltd.
Lee, Sang-Ho	Male	Executive Officer	Non-registered	Full Time	Head of Production Division, PT Krakatau POSCO Co., Ltd.
Ha, Dae-Ryong	Male	Executive Officer	Non-registered	Full Time	Head of POSCO-Europe(Europe Office)

B.	Executive Officer Appointment Policy

In order to improve corporate value and shareholder interests, the company has made great efforts in the selection of executive officers. For the candidates for executive officers, the department in-charge verifies professionalism, leadership, and achievements throughout a year, and ethical aspects of candidates are screened through various methods, and only qualified persons who have passed the verification are selected as executive officers.

C.	Inspection on Executive Officers’ Embezzlement, Misconduct or Unfair Transactions under the Financial Investment Services and Capital Markets Act

In 2003, the company established POSCO Code of Ethics. The chapter 4 of the POSCO Code of Ethics Practice Guidelines stipulates the duty of faithfulness to shareholders and investors, including pursuit of increasing shareholder value and fair provision of investment information. In addition, the roles and responsibilities of leaders are defined separately, and it is stipulated to strict responsibility for executive officers and employees who violate the Code of Ethics in accordance with relevant regulations. In particular, the principle of zero tolerance is applied to violations of bribery, embezzlement, information manipulation, and sexual ethics. The electronic oath for Code of Ethics and Compliance is enforced every January for all executive officers and employees of our company. In relation to this, in our company, there has been no cases where persons who had been punished for reasons such as breach of duty, embezzlement, etc. was appointed as executive officers. In addition, even after appointment of executive officers, if an investigation by a related organization is conducted due to serious reasons with the business, regardless of the remaining terms, the executive officers are excluded from work by taking measures such as termination of the delegation contract or dismissal. For reference, to date, the company is not applicable to Executive Directors System, so the details of the implementation of the Executive Directors System have been omitted.

(Core Principle 5) Responsibilities of Outside Directors

∎	Outside Directors should to be able to independently participate in important corporate management policy decisions and supervise and support the management as members of BoD.

(Sub-Principle 5-①) Outside Directors should not have any significant interests in the company and the company should check their interests in the selection stage.

A.	Interests between the Company and Outside Directors

The company complies with applicable laws and regulations in the selection of Outside Directors and in order to secure independence and fairness of Outside Directors in all BoD activities, the company checks in advance whether there are any interests between the company and Outside Directors from the selection process. In terms of the selection process of Outside Directors, we firstly cross-check career of Outside Director candidates and company’s transaction list to check whether there has been any existence of transaction or contract. We also strive to improve independence and fairness of Outside Directors by seeking confirmation from the final candidates that they do not have any transactions or interests with the company.

In addition, as of May 31, 2021, all current Outside Directors have no work experience in the company or the company’s invested companies, and have been no transactions with the company or the company’s invested companies from 2018 to 2020.

(Table 5-①-1) Relations between incumbent Outside Directors and the company and affiliated companies as of May 31, 2021

Name	Outside Director’s past employment in the company or its affiliated companies		Transactions between Outside Director or a company in which Outside Director is the largest shareholder and the company or its affiliated companies		Transactions between a company in which Outside Director is serving as executive officer or employee and the company or its affiliated companies
	The company	Affiliated companies	The company	Affiliated companies	The company	Affiliated companies
Chang, Seung-Wha	No	No	No	No	No	No
Kim, Shin-Bae	No	No	No	No	No	No
Chung, Moon-Ki	No	No	No	No	No	No
Kim, Sung-Jin	No	No	No	No	No	No
Pahk, Heui-Jae	No	No	No	No	No	No
Yoo, Young-Sook	No	No	No	No	No	No
Kwon, Tae-Kyun*	No	No	No	No	Yes	Yes
*

POSCO and some affiliated companies such as POSCO International, POSCO E&C, etc. work with Yulchon LLC, a law firm where Outside Director Kwon, Tae-Kyun serves as a non-permanent advisor, but have no transaction with Outside Director Kwon, Tae-Kyun who takes investment advisory role in the Middle East, etc. In addition, Outside Director Kwon, Tae-Kyun’s contract for non-permanent advisory service with Yulchon LLC. will be terminated as of June 2, 2021.

B.	Outside Director with Long-Term Tenure

The company operates the Directors term of office within 3 years through related laws such as the Commercial Act and internal regulations such as the Article 34 of the Articles of Incorporation, Term of Directors. In addition, since 2005, when the company firstly appointed Outside Directors, there have been no cases that Outside Directors have served for more than 6 years.

w	(Table 5-①-2) Outside Directors’ Tenure and Reason for Over 6 Years Long-Term Tenure (Over 9 Years Including Tenures in the Affiliated Companies) as of May 31, 2021

Name	The company		Including Tenures in the Affiliated Companies
	Tenure	Reason for Tenure Over 6 Years	Tenure	Reason for Tenure Over 6 Years
Chang, Seung-Wha	50 months	Not Applicable	50 months	Not Applicable
Kim, Shin-Bae	50 months	Not Applicable	50 months	Not Applicable
Chung, Moon-Ki	50 months	Not Applicable	50 months	Not Applicable
Kim, Sung-Jin	38 months	Not Applicable	38 months	Not Applicable
Pahk, Heui-Jae	26 months	Not Applicable	26 months	Not Applicable
Yoo, Young-Sook	2 months	Not Applicable	2 months	Not Applicable
Kwon, Tae-Kyun	2 months	Not Applicable	2 months	Not Applicable

In addition, regarding concurrent positions of Outside Directors in other companies, the company manages it according to related laws and regulations, such as the Commercial Act. And Outside Directors need to share to the BoD and the company in advance about any other activities that may have significant impact on attendances and activities of BoD.

C.	Significant Interests between Outside Directors and the Company

As stated in A. Interests between the Company and Outside Directors and B. Outside Director with Long-Term Tenure, in the process of selecting Outside Directors, we are primarily verifying existence of transaction or contract by cross-checking the past career of Outside Director candidates and our transaction history. And we strive to improve independence and fairness of Outside Directors by having confirmation from our final candidates that they do not have any transactions or interests with the company. As of May 31, 2021, all current Outside Directors have no previous work experience with the company or its invested companies, and have no transactions with the company or its invested companies from 2018 to 2020. In addition, since 2005, when the company firstly appointed Outside Directors, there has been no case that Outside Directors have served for more than 6 years.

(Sub-Principle 5-②) Outside Directors should invest sufficient time and effort to fulfill their duties faithfully.

A.	Internal Standards and Concurrent Positions related to Outside Directors

Fulfillment of Duties

In accordance with Article 542-8 of the Commercial Act and Article 34 of the Enforcement Decree of the Commercial Act, the company complies with the disqualification factors for the appointment of Outside Directors. Even after appointment of Outside Directors, if it is applicable, the Outside Director loses the position.

Other than the disqualification factors for the appointment of Outside Directors stipulated in the Act and the Enforcement Decree, Outside Directors need to inform in advance to the BoD and the company about any other activities that can have significant impact on attendance and activities of the BoD.

As of May 31, 2021, the table below shows the current status of Outside Directors positioned in other companies or organizations.

w	(Table 5-②-1) Outside Directors Positioned in Other Companies or Organizations

Name (Audit Committee member)1)	Initial Date of Appointment	End of Term	Current Position	Other Positions
				Name of Company or Organization 2)	Position	Term	Listed/ Non-listed Company
Chang, Seung-Wha	March 10, 2017	Till Ordinary GMoS 2023	Professor, Seoul National University School of Law	—	—	—	—
Kim, Shin-Bae	March 10, 2017	Till Ordinary GMoS 2022	—	—	—	—	—
Chung, Moon-Ki (Audit Committee Member)	March 10, 2017	Till Ordinary GMoS 2022	Professor, Department of Business Administration, Sungkyunkwan University	—	—	—	—
Kim, Sung-Jin (Chairman of Audit Committee)	March 9, 2018	Till Ordinary GMoS 2024	—	KB Kookmin Card Co., Ltd.	Outside Director	April 1, 2019 ~Present	Unlisted
Pahk, Heui-Jae (Audit Committee member)	March 15, 2019	Till Ordinary GMoS 2022	Professor, Mechanical & Aerospace Engineering, Seoul National University	Korea Association of Industrial Tech. Security	President	February 23, 2017 ~ Present	Non-profit organization
Yoo, Young-Sook	March 12, 2021	Till Ordinary GMoS 2024	—	Macrogen, Inc.	Outside Director	March 31, 2021 ~Present	Listed
Kwon, Tae-Kyun	March 12, 2021	Till Ordinary GMoS 2024	Senior Advisor, Yulchon LLC.	—	—	—	—

1)	If the Outside Director is the Audit Committee member, it is stated under the name.
2)	Other company or organization includes non-profit corporation, foundation, etc.

B.	Sufficient Input of Time and Effort for Faithful Duty Fulfillment of Outside Directors

Our Director Candidate Recommendation Committee recommends the following persons as Outside Directors based on the criteria for Outside Directors candidates finding and reviewing:

•	Persons whose independence is secured and not subject to reasons for disqualification of Outside Directors under the Commercial Act and the New York Stock Exchange listing regulations,

•	Persons who have abundant expertise and experience in the field and have considerable insight in management, and

•	Persons who can put significant time into fulfillment of duties as Outside Directors.

In 2020, the company held 8 BoD meetings with the Directors attendance rate of 97.9% and 22 Special Committees meetings with the Directors attendance rate of 100%. Moreover, all Outside Directors participated major BoD activities such as strategic sessions, Outside Directors meetings, leadership sessions and visitations on business sites. Our Outside Directors are devoting sufficient time and effort to fulfill their duties and doing their best to fulfill the rights and roles of the BoD.

(Sub-Principle 5-③) The company needs to provide sufficient information, resources, etc. for Outside Directors’ fulfillment of roles.

A.	Support Measures for Outside Directors Work Performance and Operation Status

The company may seek assistance of experts with the expense of the company for the work performance of Outside Directors in accordance with the Operational Regulations of the Board of Directors, and it is stipulated to pay expenses necessary for the performance of work such as cost of researching data and information related to the work.

To the final candidates for Outside Director, who are going to be elected at GMoS, information regarding POSCO’s management and BoD is explained. Once the candidates are elected at the GMoS, business briefings are held to report matters such as steel manufacturing process and carbon neutral strategy, current status of domestic and overseas steel industries and POSCO businesses, the status of POSCO domestic subsidiaries, the status and strategy of Lithium Ion battery materials business, Industrial gas-based hydrogen commercialization strategy, and mid-term business strategy and plan. Also, the company constantly provides information necessary for BoD activities.

We have an assisting administrator, the Head of Corporate Strategy Office, to support overall tasks of BoD and Outside Directors. In the Corporate Strategy Planning Group under the Corporate Strategy Office, a dedicated organization consisting of the head of the group, one section leader and one managers has been established to respond to requests for information from Outside Directors.

w (Table 5-③-1) Outside Directors Only Meetings from January 1, 2020 to May 31, 2021

Term	Ordinary/ Extraordinary	Date of Meeting	Attended Outside Directors	Meeting Agenda
1st	Ordinary	June 29, 2020	All 7 Outside Directors	- Review on candidates for female Outside Director - Venture platform promotion strategy
2nd	Ordinary	October 15, 2020	All 7 Outside Directors	- Steel business outlook and strategy - Logistics corporation establishment progress - CEO appointment process and schedule

B.	Sufficient information provision such as necessary data or resources to the Outside Directors in order for their work performance

The company regularly provides information such as business performance, analyst reports, etc. to all Outside Directors, and provides information on various issues related to the company at all times.

For important investment agendas that require decision by BoD, prior reports are held to provide sufficient explanation and data and major opinions are reflected on the agendas. Also progress of approved agendas by BoD are continuously reported.

We are making efforts to secure sufficient discussion time by holding BoD meetings on separate dates from meeting dates of Special Committees such as Audit Committee and Evaluation and Compensation Committee. If additional information is required other than information provided to each Committee, separate meetings may be held for each Committee in order for sufficient review.

 (Core Principle 6) Evaluation of Outside Directors Activities

∎	In order to induce active work performance of Outside Directors, their activities should be evaluated fairly, and based on the evaluation results, remuneration and re-appointment should be determined.

 (Sub-Principle 6-①) The evaluation of Outside Directors should be based on individual performance, and the evaluation results should be reflected on re-appointment decision.

A.	Evaluation Outside Directors and Whether Evaluation Results are Reflected on Decision of Re-appointment, Etc.

In order to increase the external credibility of the corporate governance and to discover improvements on BoD operation, the BoD evaluation system has been introduced and operated since 2010. The evaluation is conducted in every 1st quarter of each year and reported to BoD in every May. The evaluation method consists of a form in which all Directors evaluate BoD and Special Committees they belong in quantitative 5-points ratings and description of qualitative opinions. The evaluation form consists of 27 items in 4 areas of BoD responsibilities, structure and operation, 6 to 9 items for each Special Committee, and the results are used to improve operation through BoD reports and consultations.

Individual evaluation on Outside Directors is not conducted in order to maintain free and critical communication and teamwork. If it is necessary to review evaluation on Outside Directors in the future, we will consider the pros and cons of its application, the usability of the results comprehensively and discuss with BoD for its application. Meanwhile, when reviewing re-appointment of Outside Directors, overall results of Outside Directors’ activities, such as evaluation results of BoD and Special Committees, attendance rate of each Outside Director, and remarks made at the meetings of BoD and Special Committees, are comprehensively considered and used as references.

(Sub-Principle 6-②) The remuneration of Outside Directors needs to be determined at appropriate levels in consideration of evaluation results, responsibilities and risks of work performance.

A.	Remuneration of Outside Directors

The remuneration of Outside Directors is determined comprehensively by considering cases of other companies with similar level of work and scale, etc. The remuneration details of Outside Directors are disclosed in the annual business reports as below.

(Table 6-②-1) The Remuneration of Outside Directors

(In millions of KRW)	No. of People	Total Remuneration	Average Remuneration per Person
Outside Directors (Except Audit Committee members)	4	282	70
Audit Committee members	3	211	70

*	No. of People : The number of Directors and the Audit Committee members who are in office as of December 31, 2020.
*	Total Remuneration : The total amount of remuneration paid to all Directors, including the Audit Committee members,

who served from January 1, 2020 to December 31, 2020.

-	Outside Directors : Kim, Shin-Bae, Kim, Joo-Hyun, Kim, Sung-Jin, Chang, Seung-Wha
-	Audit Committee members : Chung, Moon-Ki, Bahk, Byong-Won, Pahk, Heui-Jae
*	Average Remuneration per Person is calculated based on the paid amount to the current Directors and Audit Committee members as of December 31, 2020.

B.	Future Plans

Individual evaluation on Outside Directors is not conducted in order to maintain free and critical communication and teamwork. If it is necessary to review evaluation on Outside Directors in the future, we will consider pros and cons of its application, usability of the results comprehensively and discuss with BoD for its application.

 (Core Principle 7) Operation of BoD

∎	The BoD needs to be operated efficiently and reasonably so that it can determine optimal business intention for the benefit of the company and shareholders.

 (Sub-Principle 7-①) In principle, BoD needs to be held regularly, and the BoD operating regulations need to be prepared which specifically define the authorities, responsibilities, and operating procedures.

A.	Operation of BoD

The rights, responsibilities, and operating procedures of the BoD are stipulated in the Operational Regulations of the Board of Directors, and it is disclosed on our website.

In accordance with Article 7 of the Operational Regulations of the Board of Directors, the BoD holds regular and special meetings, and regular meetings are held in January, February, March, May, August, November, and December and special meeting is held when there is an urgent agenda.

The BoD meeting is convened by the Chairman, and each Director may request the Chairman to convene a meeting if necessary. If a Director is unable to attend BoD meeting, he or she may be allowed to participate in the resolution by means of telecommunication methods that transmit and receive voice, in which case the Director is considered to have attended the meeting.

The schedule of BoD is decided and notified in the previous year’s BoD so that sufficient time can be given to prepare materials and to notify the BoD meetings. As a result, the Board meetings attendance rate of Outside Directors in 2020 is 96.4%. In 2020, a total of 7 regular and 1 special Board meetings were held, and in 2021, as of May 31, total 6 Board meetings were held: 4 regular meetings and 2 special meetings. The details of regular and special meetings are as follows.

w (Table 7-①-1) The BoD Meetings from January 1, 2020 to May 31, 2021

No.	Agenda		Approval or Report	Regular or Special	Meeting Date	Date of agenda notified	No. of Attendees/ Total No. of Directors
	Agenda type	Description
1	Deliberation	Approval of the 52nd financial statements and schedule for the GMoS	Approved	Regular	January 31, 2020	January 30, 2020	12/12
	Report	Status of implementation of the resolved agendas in 2019 by the BoD	Report
	Report	Business Performance in 2019	Report
	Report	Operation status of internal accounting management system in 2019	Report
	Report	Evaluation of 2019 internal accounting management system operation	Report
2	Deliberation	Agendas for the 52nd GMoS	Approved	Regular	February 21, 2020	February 17, 2020	12/12
	Deliberation	Recommendation of Inside Director candidates (Except for Representative Director and CEO)	Approved
3	Deliberation	Appointment of the Chairman of BoD	Approved	Regular	March 27, 2020	March 23, 2020	11/12
	Deliberation	Appointment of members of Special Committees	Approved
	Deliberation	Appointment of Representative Directors and provision of Inside Director positions	Approved
	Deliberation	Donation to help organizations and institutions against COVID-19 virus	Approved
4	Deliberation	Decision on contract for share repurchase trust	Approved	Special	April 10, 2020	April 8, 2020	11/12

5	Deliberation	Resolution on dividend payment of the 1st quarter of 2020	Approved	Regular	May 8, 2020	May 7, 2020	12/12
	Deliberation	Plans for transaction with related parties in 2020	Approved
	Report	Business performance in the 1st quarter of 2020	Report
	Report	The progress and plan of venture platform	Report
	Report	The performance and assessment of BoD in 2019	Report
	Report	Plan for group logistics integration	Report
6	Deliberation	Resolution on dividend payment of the 2nd quarter of 2020	Approved	Regular	August 7, 2020	August 3, 2020	12/12
	Report	The progress on implementing resolution made by the BoD in 2020	Report
	Report	Business performance of the 2nd quarter of 2020 and yearly outlook	Report
	Report	Plans on climate change and climate report publication	Report
	Report	Plan to build sculptures in Pohang Hwanho Park	Report
7	Deliberation	Resolution on dividend payment for the 3rd quarter of 2020	Approved	Regular	November 6, 2020	November 2, 2020	12/12
	Deliberation	Participation in POSCO CHEMICAL’s capital increase with consideration	Approved
	Deliberation	Contribution to support for heavy rain damage recovery	Approved
	Deliberation	Operation of CEO Candidate Recommendation Committee	Approved
	Report	Business performance of the 3rd quarter of 2020 and yearly outlook	Report
8	Deliberation	Mid-term business strategy and business plan for 2021	Approved	Regular	December 11, 2020	December 4, 2020	12/12
	Deliberation	Year-end donation for the underprivileged	Approved
	Deliberation	Recommendation for the candidate of Representative Director & CEO	Approved
	Report	The progress on implementing resolutions made by the BoD in 2020	Report
	Report	Review of the compliance system observance	Report
	Report	POSCO 2050 Carbon Neutral Declaration and Communication Plan	Report
1	Deliberation	Confirmed participation in POSCO CHEMICAL’s capital increase with consideration	Approved	Special	January 20, 2021	January 18, 2021	12/12
2	Deliberation	Approval of the 53rd financial statements and schedule for the general meeting of shareholders	Approved	Regular	January 28, 2021	January 26, 2021	12/12
	Report	Business performance of the year 2020	Report
	Report	Operation status of internal accounting management system in 2020	Report
	Report	Evaluation of 2020 internal accounting management system operation	Report
3	Deliberation	Plans to strengthen roles of BoD in relation to ESG	Amended & Approved	Regular	February 18, 2021	February 15, 2021	12/12
	Deliberation	Agendas for the 53rd GMoS	Approved
	Deliberation	Recommendation of Inside Directors candidates	Approved
4	Deliberation	Appointment of the Chairman of the BoD	Approved	Regular	March 12, 2021	March 8, 2021	12/12

	Deliberation	Appointment of the Representative Director CEO	Approved
	Deliberation	Appointment of Representative Directors and Inside Directors	Approved
	Deliberation	Appointment of Special Committees members	Approved
5	Deliberation	Investment on commercial plant for hard rock lithium	Approved	Special	April 9, 2021	April 7, 2021	12/12
	Report	The result of trust contract for share repurchase	Report
6	Deliberation	Resolution on dividend payment for the 1st quarter of 2021	Approved	Regular	May 14, 2021	May 10, 2021	12/12
	Deliberation	POSCO health and safety plan for 2021	Approved
	Deliberation	Joint Venture company establishment with HBIS Group Co., Ltd.	Approved
	Deliberation	Equity investment in an Australian nickel production company	Approved
	Deliberation	Transaction Plans with related parties for 2021	Approved
	Report	Business performance of the 1st quarter of 2021	Report
	Report	Status of global steel growth strategy implementation	Report
	Report	The performance and assessment of BoD for 2020	Report

B.	Whether holding BoD meetings regularly

The company holds regular and special Board meetings, and the regular meetings are held in January, February, March, May, August, November, and December. And as shown in the above (Table 7-①-1) The BoD Meetings from January 1, 2020 to May 31, 2021, we try to comply the months of the meetings.

(Sub-Principle 7-②) BoD shall write minutes in detail at each meeting, and disclose activities of individual Directors such as attendance rate and for or against on agendas.

A.	BoD Meeting Minutes

In accordance with Article 15 of the Operational Regulations of the Board of Directors, minutes of BoD meetings are written. In the minutes, agendas, progress, results, opposing Directors and the reasons are written and the attended Directors sign or stamp on the minutes. The original minutes of the BoD meetings are kept in the department in-charge, and the copies are kept in the related departments for 10 years.

B.	The Details of BoD Activities

The details of individual Directors’ attendance at the BoD meetings and attendance rates and agendas approval rates in the last 3 fiscal years are as below.

w (Table 7-②-1) Individual Director’s Attendance on BoD Meetings from January 1, 2020 to May 31, 2021

(From January, 1 2020 to March 11, 2021)

	No.	1	2	3	4	5	6	7	8	1	2	3
	Meeting Date	January 31, 2020	February 21, 2020	March 27, 2020	April 10, 2020	May 8, 2020	August 7, 2020	November 6, 2020	December 11, 2020	January 20, 2021	January 28, 2021	February 18, 2021
Inside Directors	Choi, Jeong-Woo	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Chang, In-Hwa	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Chon, Jung-Son	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Kim, Hag-Dong	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Jeong, Tak	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
Outside Directors	Chung, Moon-Ki	Attended	Attended	Absent	Absent	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Bahk, Byong-Won	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Kim, Joo-Hyun	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Kim, Shin-Bae	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Chang, Seung-Wha	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Kim, Sung-Jin	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Pahk, Heui-Jae	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended

*

At the 53rd GMoS held on March 12, 2021, Outside Director Bahk, Byong-Won and Kim Joo-Hyun, and Inside Director Chang, In-Hwa retired due to expiration of the terms. Outside Directors Yoo, Young-Sook and Kwon, Tae-Kyun, and Inside Director Chung, Chang-Hwa were newly elected.

(From March 12, 2021 to May 31, 2021)

	No.	4	5	6
	Meeting Date	March 12, 2021	April 9, 2021	May 14, 2021
Inside Directors	Choi, Jeong-Woo	Attended	Attended	Attended
	Kim, Hag-Dong	Attended	Attended	Attended
	Chon, Jung-Son	Attended	Attended	Attended
	Chung, Chang-Hwa	Attended	Attended	Attended
	Jeong, Tak	Attended	Attended	Attended

Outside Directors	Chang, Seung-Wha	Attended	Attended	Attended
	Kim, Shin-Bae	Attended	Attended	Attended
	Chung, Moon-Ki	Attended	Attended	Attended
	Kim, Sung-Jin	Attended	Attended	Attended
	Pahk, Heui-Jae	Attended	Attended	Attended
	Yoo, Young-Sook	Attended	Attended	Attended
	Kwon, Tae-Kyun	Attended	Attended	Attended

w (Table 7-②-2) Individual Director’s Board Meeting Attendance and Approval Rate in the Last 3 Fiscal Years

Name	Inside or Outside Director	Tenure in BoD	Attendance rate(%)				Approval rate(%)
			Average in the last 3 years	In the last 3 years 1)			Average in the last 3 years	In the last 3 years
				2020	2019	2018		2020	2019	2018
Choi, Jeong-Woo	Inside	March 11, 2016~ March 9, 2018, July 27, 2018~ Present	100	100	100	100	100	100	100	100
Kim, Hag-Dong	Inside	March 15, 2019~ Present	100	100	100	—	100	100	100	—
Chon, Jung-Son	Inside	March 9, 2018~ Present	100	100	100	100	100	100	100	100
Chung, Chang-Hwa	Inside	March 12, 2021~ Present	—	—	—	—	—	—	—	—
Jeong, Tak	Inside	March 15, 2019~ Present	100	100	100	—	100	100	100	—
Chang, Seung-Wha	Outside	March 10, 2017~ Present	100	100	100	100	100	100	100	100
Kim, Shin-Bae	Outside	March 10, 2017~ Present	100	100	100	100	100	100	100	100
Chung, Moon-Ki	Outside	March 10, 2017~ Present	91.6	75.0	100	100	100	100	100	100
Kim, Sung-Jin	Outside	March 9, 2018~ Present	100	100	100	100	100	100	100	100
Pahk, Heui-Jae	Outside	March 15, 2019~ Present	100	100	100	—	100	100	100	—
Yoo, Young-Sook	Outside	March 12, 2021~ Present	—	—	—	—	—	—	—	—
Kwon, Tae-Kyun	Outside	March 12, 2021~ Present	—	—	—	—	—	—	—	—

1)	The year that the Director was not the BoD member marked as “-“.

(Core Principle 8) Special Committees in BoD

∎	In order for efficient operation, BoD should establish committees that perform specific functions and roles.

(Sub-Principle 8-①) More than half of the committee members should be composed of Outside Directors, but audit committee and compensation (reward) committee should be composed of all Outside Directors.

A.	Special Committees under BoD

In 2020, the company operated 5 Special Committees in BoD: Director Candidate Recommendation and Management Committee, Evaluation and Compensation Committee, Finance and Related Party Transactions Committee, Audit Committee, and Executive Management Committee. And due to reorganization of Special Committees in March 2021, there are 6 Special Committees in operation: ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee, Audit Committee, and Executive Management Committee. Please refer to Sub-Principle 4-① for the current status of the committees installation, major roles, and composition.

B.	Composition of Outside Directors in Special Committees

Each Special Committee within the BoD is composed of more than half of Directors as Outside Directors, except the Executive Management Committee which is in charge of reviewing and deliberating steel investments that are closely related to changes in the business environment such as global economy. Audit Committee and Evaluation and Compensation Committee consist of all Outside Directors in order to ensure independent decision-makings by the Special Committees.

(Sub-Principle 8-②) The organization, operation and authority of all committees must be clearly stated, and the committees should report resolved agendas to BoD.

A.	Whether the Organization, Operation and Authority of Special Committees within the BoD are Stipulated

Based on laws and regulations, the company puts provisions related to Special Committees on the Article 38 (2) and the Article 45 of the Articles of Incorporation, and provides the rationale for delegating the authorities of BoD to Special Committees. In addition, in Chapter 4 of the Operational Regulations of the Board of Directors, procedures for composition, convening process, and notification obligations of the Special Committees are clearly stated. The Operational Regulations of the Board of Directors and the asterisk specifically state deliberation items for the Special Committees, therefore, the Committees resolve on the matters that are delegated from the BoD.

The company operated 5 Special Committees which were Director Candidate Recommendation and Management Committee, Evaluation and Compensation Committee, Finance and Related Party Transactions Committee, Audit Committee, and Executive Management Committee but the company newly established ESG Committee at the GMoS held in March 2021 by partially amending the Articles of Incorporation. Resultantly, there are total 6 Specials Committees in operation as of May 31, 2021: ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee, Audit Committee, and Executive Management Committee. Among the Special Committees, Director Candidate Recommendation Committee and Audit Committee are required by the Commercial Act. The rest of 4 Special Committees were established by the BoD voluntarily in order to increase expertise, independence and efficiency of the Board. Finance Committee and Audit Committee are operated with experts who were in the fields of industries, accounting and finance, and ESG Committee is operated with environment expert. Also, considering the expertise of the fields, we minimize changes of members during the tenure of Directors. The composition, role and authority of each Committee are as follows.

1. ESG Committee

1) Composition : 3 Outside Directors, 1 Inside Director

(Chairman Kim, Shin-Bae / Member Chang, Seung-Wha, Yoo, Young-Sook, and Kim, Hag-Dong)

2) Role and authority : Review on low-carbon policies related to environment and climate change,

Prior deliberation of safety and health plans, Matters concerning operation of BoD and Special Committees, etc.

2. Director Candidate Recommendation Committee

1) Composition : 3 Outside Directors, 1 Inside Director

(Chairman Chung, Moon-Ki / Member Kim, Sung-Jin, Kwon, Tae-Kyun, and Jeong, Tak)

2) Role and authority : Qualification examination of candidates for Outside Director and recommendation to GMoS, etc.

3. Evaluation and Compensation Committee

1) Composition : 4 Outside Directors

(Chairman Pahk, Heui-Jae / Member Chung, Moon-Ki, Kim, Sung-Jin, and Yoo, Young-Sook)

2) Role and authority : Management evaluation, review and establishment of compensation plan, etc.

4. Finance Committee

1) Composition : 3 Outside Directors, 1 Inside Director

(Chairman Kwon, Tae-Kyun / Member Chang, Seung-Wha, Kim, Shin-Bae, and Chon, Jung-Son)

2) Role and authority : Prior deliberation and approval of matters related to external investment, etc.

5. Audit Committee

1) Composition : 3 Outside Directors

(Chairman Kim, Sung-Jin / Member Chung, Moon-Ki and Pahk, Heui-Jae)

2) Role and authority : Prior deliberation and approval of matters related to external investment, etc.

Auditing fulfillment of Directors’ duties, investigating the company’s business and property status, etc.

6. Executive Management Committee

1) Composition : 5 Inside Directors

(Chairman Choi, Jeong-Woo / Member Kim, Hag-Dong, Chon, Jung-Son, Chung, Chang-Hwa, and Jeong, Tak)

2) Role and authority : Prior deliberation and approval of in-house investment plans, etc.

B. Whether the Special Committees’ Resolutions are Reported to the BoD

In accordance with the Article 21 of the Operational Regulations of the Board of Directors, the Special Committees notify each Director of matters resolved by the Committees, except for the powers granted to the Committees by relevant laws and regulations. If there is any objection to the Committees’ resolution, each Director may request convocation of Board meeting within 2 business days from the date of notification, and BoD may resolve on the matters decided by the Committees again.

C. Meetings Held by Each Special Committee and Attendance Rate of Individual Director in the Last 3 Years

• (Table 8-②-1)	Meetings held by Special Committees under the BoD (In case of Audit Committee, please refer to Table 9-②-1)

(A) ESG Committee

    (i) Meetings from January 1, 2020 to May 31, 2021

No.	Meeting Date	Attended Members / Total Members	Agenda
			Agenda Type	Description	Result
1	April 22, 2021	4/4	Deliberation	Publishing plan for Corporate Citizenship Report	Approved
			Report	Carbon neutrality declaration and implementation status	Report
2	May 13, 2021	4/4	Prior Deliberation	POSCO Safety and Health Plan 2021	Prior Deliberation

*	ESG Committee was newly established on March 12, 2021, therefore, information regarding individual Director’s attendance rate for the last 3 fiscal years is not applicable.

(B) Director Candidate Recommendation Committee

*

Director Candidate Recommendation Committee was newly established on March 12, 2021 and from January 1, 2020 to May 31, 2021 there has been no meetings held. Therefore, information regarding individual Director’s attendance rate for the last 3 fiscal years is not applicable.

(C) Evaluation and Compensation Committee

(i) Meetings from January 1, 2020 to May 31, 2021

No.	Meeting Date	Attended Members / Total Members	Agenda		Result
			Agenda Type	Description
1	January 22, 2020	4/4	Deliberation	Company-wide business performance evaluation 2019	Approved
1	January 27, 2021	4/4	Deliberation	Company-wide business performance evaluation 2020	Approved

(ii) Attendance Rates of Individual Directors in the Last 3 Fiscal Years

Outside or Inside Director	Name	Attendance Rate(%)
		Average in the Last 3 Years	Last 3 Years 1)
			2020	2019	2018
Outside	Pahk, Heui-Jae	—	—	—	—
Outside	Chung, Moon-Ki	100	100	100	100
Outside	Kim, Sung-Jin	100	100	100	100
Outside	Yoo, Young-Sook	—	—	—	—

1) The year that is not included in the tenure of the Director among the last 3 years is marked with “-”

(D) Finance Committee

(i) Meetings from January 1, 2020 to May 31, 2021

No.	Meeting Date	Attended Members / Total Members	Agenda		Result
			Agenda Type	Description
1	April 9, 2021	4/4	Prior-Deliberation	Investment on commercial plant for hard rock lithium	Prior-Deliberation
2	May 14, 2021	4/4	Prior-Deliberation	Equity investment in an Australian nickel production company	Prior-Deliberation

*	Finance Committee was newly established on March 12, 2021, therefore, information regarding individual Director’s attendance rate for the last 3 fiscal years is not applicable.

(E) Executive Management Committee

    (i) Meetings from January 1, 2020 to May 31, 2021

No.	Meeting Date	Attended Members / Total Members	Agenda		Result
			Agenda Type	Description
1	January 22, 2020	5/5	Prior Deliberation	Establishment of #6 Cokes Oven in Pohang	Prior Deliberation
2	February 18, 2020	5/5	Deliberation	Establishment of #6 Cokes Oven in Pohang	Approved
3	March 17, 2020	5/5	Deliberation	Capital increase for IJPC 3# factory in Indonesia	Approved
4	May 19, 2020	5/5	Deliberation	Construction of air pollutant measurement system in both steel works	Amended and approved
			Deliberation	Carbon credit trading plan	Amended and approved
			Deliberation	Gwangyang CEM plant suspension facility disposal	Approved
5	August 25, 2020	5/5	Deliberation	Gwangyang #4 blast furnace 2nd stage reparation	Approved
6	October 27, 2020	5/5	Deliberation	Replacement of the exhaust gas treatment facility on convert furnace in #2 steel-making factory at Gwangyang	Conditional approval
			Deliberation	Mass production system establishment of #7CGL Al-HPF in Gwangyang	Approved
1	March 23, 2021	5/5	Deliberation	Exhaust gas purification facility replacement at #1 sintering factory in Gwangyang	Approved
			Deliberation	EIC facility replacement at #2-4 casting machine in Gwangyang	Approved
			Deliberation	Reclamation work for facility site expansion in Gwangyang	Approved
			Deliberation	Carbon credit trading plan	Approved

2	April 20, 2021	5/5	Prior Deliberation	Joint Venture company establishment with HBIS Group Co., Ltd.	Prior Deliberation
			Deliberation	Pohang education center dormitory construction	Approved
			Deliberation	Gwangyang education center construction	Approved
			Deliberation	Construction of Park1538 Gwangyang PR Hall	Approved
3	May 25, 2021	5/5	Deliberation	Improvement of #2 power plant facilities in Gwangyang	Approved

(ii) Individual Director’s Attendance Rate in the Last 3 Years

Outside or Inside Director	Name	Attendance Rate(%)
		Average in the Last 3 Years	Last 3 Years 1)
			2020	2019	2018
Inside	Choi, Jeong-Woo	100	100	100	100
Inside	Kim, Hag-Dong	100	100	100	—
Inside	Chon, Jung-Son	100	100	100	100
Inside	Chung, Chang-Hwa	—	—	—	—
Inside	Jeong, Tak	100	100	100	—

1)	The year that is not included in the tenure of the Director among the last 3 years is marked with “-”

Meetings held by each Special Committee before the re-organization and attendance rate of individual Directors in the last 3 years

(A) Director Candidate Recommendation and Management Committee

(i) Meetings from January 1, 2020 to March 11, 2021

No.	Meeting Date	Attended Members / Total Members	Agenda		Result
			Agenda Type	Description
1	February 14 & 21, 2020	4/4	Deliberation	Qualification assessment and recommendation of Outside Director candidates	Approved
	February 21, 2020	4/4	Prior-Deliberation	Qualification assessment of Inside Director candidates	Prior-Deliberation
2	March 27, 2020	4/4	Prior-Deliberation	Appointment of Special Committees members	Prior-Deliberation
			Prior-Deliberation	Appointment of the Representative Directors	Prior-Deliberation
3	December 11, 2020	4/4	Deliberation	Operation of the Outside Director Candidate Recommendation Advisory Panel	Approved
1	January 28, 2021	4/4	Deliberation	Qualification assessment and recommendation of Outside Directors candidates	Approved
2	February 18, 2021	4/4	Deliberation	Recommendation of Outside Directors candidates	Approved
			Prior-Deliberation	Qualification assessment of Inside Director candidates	Prior-Deliberation
			Prior-Deliberation	Plans to strengthen roles of the BoD in relation to ESG	Prior-Deliberation

(ii) Individual Director’s Attendance Rate in the Last 3 Years

Outside or Inside Director	Name	Attendance Rate(%)
		Average in the Last 3 Years	Last 3 Years 1)
			2020	2019	2018
Outside	Kim, Joo-Hyun	100	100	100	100
Outside	Bahk, Byong-Won	100	100	100	100
Outside	Pahk, Heui-Jae	100	100	100	—
Inside	Chon, Jung-Son	100	100	100	100

1) The year that is not included in the tenure of the Director among the last 3 years is marked with “-”.

Written with the members of Director Candidate Recommendation and Management Committee in 2020.

(B) Finance and Related Party Transactions Committee

(i) Meetings from January 1, 2020 to March 11, 2021

No.	Meeting Date	Attended Members / Total Members	Agenda		Result
			Agenda Type	Description
1	January 31, 2020	4/4	Deliberation	Contribution to the Internal Labor Welfare Fund	Approved
			Deliberation	Contribution to the Mutual Cooperation Fund	Approved
			Deliberation	Donation to help organizations and institutions against COVID-19 virus	Approved
2	May 6, 2020	4/4	Deliberation	Payment guarantee plan for POSUK	Approved
			Deliberation	Payment guarantee plan for POSCO-TCS	Approved
	May 6 & 8, 2020		Deliberation	Plan for POSCO Group logistics integration	Approved
3	August 6, 2020	4/4	Deliberation	Venture fund investment to discover new growth businesses	Approved
			Report	Fair Trade Compliance Program performance and plan	Report
4	November 5, 2020	4/4	Prior Deliberation	Participation in POSCO CHEMICAL’s capital increase with consideration	Prior Deliberation
			Deliberation	Partial disposal of shares due to listing of CM, Brazilian invested company	Approved
			Deliberation	Payment guarantee plan of POSCO-Maharashtra	Approved
			Deliberation	Payment guarantee plan of POSCO ASSAN TST	Approved
			Deliberation	Lease contract for the lime facilities	Approved
5	December 11, 2020	4/4	Prior Deliberation	Year-end donation for the underprivileged	Prior Deliberation
			Deliberation	LiB recycling business investment	Approved
			Deliberation	Short-term borrowing limits set in 2021	Approved
			Deliberation	POSCO brand license contract with POSCO E&C	Approved
1	January 28, 2021	4/4	Deliberation	Contribution to the Internal Labor Welfare Fund	Approved

(ii) Individual Director’s Attendance Rate in the Last 3 Years

Outside or Inside Director	Name	Attendance Rate(%)
		Average in the Last 3 Years	Last 3 Years 1)
			2020	2019	2018
Outside	Kim, Sung-Jin	100	100	100	100
Outside	Kim, Shin-Bae	100	100	—	100
Outside	Chang, Seung-Wha	100	100	—	—
Inside	Chang, In-Hwa	100	100	100	—

1)	The year that is not included in the tenure of the Director among the last 3 years is marked with “-”.

Written with the members of Finance and Related Party Transactions Committee in 2020.

4. Audit Organization

(Core Principle 9) Internal Audit Organization

∎   Internal audit organization such as audit committee and auditors must faithfully perform auditing activities with independent position from the management and controlling shareholders, and main activities of internal audit organization should be disclosed.

(Sub-Principle 9-①) Internal audit organization, such as audit committee and auditors, must secure independence and expertise.

A. Composition of Internal Audit Organization

Our Audit Committee consists of all 3 or more of Outside Directors in accordance with the Articles of Incorporation and the Audit Committee Regulations, and one or more of the members are appointed as accounting or financial experts as prescribed by the Commercial Act.

(Table	9-①-1) Composition of Internal Audit Organization(Audit Committee)

(December 31, 2020)

Composition			Careers and Qualifications related to Audit Tasks	Remarks
Title	Inside or Outside Director	Name
Chairman	Outside	Bahk, Byong-Won	(Current) Honorary Chairperson of Korea Employers Federation (Former) Chairperson of Korea Employers Federation (2015~2018) (Former) Chairman of The Korea Federation of Banks (2011~2014) (Former) Outside Director, KT (2011 ~ 2014)	—
Member	Outside	Chung, Moon-Ki

(Current) Professor at Department of Business Administration,

Sungkyunkwan University

(Former) Vice Chairman, Korean Accounting Association(2013~2014)

(Former) Associate Professor, Accounting Department,

University of Suwon (2012 ~ 2016)

(Former) Partner and Chief Quality Officer, Samil PwC (1981 ~ 2012)

* Ph.D. in Business Administration, Sungkyunkwan University

MBA, Seoul National University

Accounting expert
Member	Outside	Pahk, Heui-Jae	(Current) Professor, Mechanical & Aerospace Engineering, Seoul National University (Current) Chairman, Korea Youth Foundation (Former) President, Office of Strategic R&D Plan, MOTIE(2013~2016) (Former) CEO, SNU Precision CO., LTD. (1998~2016)	—

(As of May 31, 2021)

Composition			Careers and Qualifications related to Audit Tasks	Remarks
Title	Inside or Outside Director	Name
Chairman	Outside	Kim, Sung-Jin

(Current) Adjunct Professor, Dept. of Economics, Seoul National

University (2011~Present)

(Former) President, Hankyong National University (2009)

(Former) Minister, The Ministry of Maritime Affairs and Fisheries (2006)

(Former) Administrator, the Small and Medium Business Administration

(2004)

(Former) Secretary to the President on Policy Planning and Industrial Policy (2003)

(Former) Director General, Social Budget Bureau at National Budget Administration (2003)

(Former) Director General, Finance & Economy Bureau and Industrial

Policy Bureau at the Office of the Prime Minister (1998)

(Former) Deputy Director, Economic Planning Bureau and Budget Bureau (1975)

—
Member	Outside	Chung, Moon-Ki

(Current) Professor at Department of Business Administration,

Sungkyunkwan University

(Former) Vice Chairman, Korean Accounting Association (2013~2014)

(Former) Associate Professor, Accounting Department,

University of Suwon (2012 ~ 2016)

(Former) Partner and Chief Quality Officer, Samil PwC (1981 ~ 2012)

* Ph.D. in Business Administration, Sungkyunkwan University

MBA, Seoul National University

Accounting expert
Member	Outside	Pahk, Heui-Jae	(Current) Professor, Mechanical & Aerospace Engineering, Seoul National University (Current) Chairman, Korea Youth Foundation (Former) President, Office of Strategic R&D Plan, MOTIE(2013~2016) (Former) CEO, SNU Precision CO., LTD. (1998~2016)	—

*   March 12, 2021 (GMoS) : Due to the tenure expiration of Bahk, Byong-Won, a new member Kim, Sung-Jin was appointed.

*   March 12, 2021 (The 4th Audit Committee meeting) : Kim, Sung-Jin was appointed as the Chairman of the Audit

Committee.

The company ensures that Audit Committee maintains objectivity in independent position from execution organizations such as BoD and the management when Audit Committee performs auditing duties in accordance with relevant laws and regulations. The Audit Committee meets all relevant laws and regulations to secure independence and expertise. In order to secure independence and professionalism, the Outside Director Candidate Recommendation Advisory Panel, a non-Board Organization, and the Director Candidate Recommendation and Management Committee, a Special Committee under BoD, independently discover and recommend candidates from academic, industrial, and legal fields, as well as candidates of accounting experts who are required by laws. The final candidates are elected at the GMoS.

The company satisfies all of the requirements for the selection of Audit Committee members stipulated by the Commercial Act.

Requirements for Appointment	Satisfaction of Requirements	Related Laws
Consists of 3 or more Directors	Satisfied (3 members)	Article 415-2(2), Commercial Act
Outside Directors are more than two-thirds of the committee members	Satisfied (all Outside Directors)
At least one member of the committee is an accounting or financial expert	Satisfied	Article 542-11(2), Commercial Act
The chairman of audit committee is an Outside Director	Satisfied
Other disqualification factors	Satisfied (not applicable)	Article 542-11(3), Commercial Act

*

Due to re-organization of Special Committees at GMoS in March 2021, Director Candidate Recommendation and Management Committee is changed to Director Candidate Recommendation Committee as of May 31, 2021

B. Operation of Internal Audit Organization

Our Audit Committee is operated, with independent standpoint from the management and controlling shareholders, in accordance with the Articles of Incorporation and the Audit Committee Regulations. In accordance with the Audit Committee Regulations, Audit Committee may audit Directors’ business execution such as accounting of the company and work audit, and may request report on business from Directors, or investigate the company’s business and property status. In the event that there is a concern that the company may cause irreparable damages due to the act of Directors in violation of the laws or the Articles of Incorporation, Audit Committee has the authority to request suspending the act. According to the Audit Committee Regulations, Audit Committee is obliged to report to the BoD when Director is acting or is concerned to act in violation of laws or the Articles of Incorporation. In the case that Audit Committee neglects its duties, the Committee is jointly responsible for damage compensation to the company.

In addition, if necessary, Audit Committee may consult with external experts at the company’s expense in accordance with the Articles of Incorporation and the Audit Committee Regulations. When the Committee receives notification of the company’s accounting standards violation from independent auditor, an external expert can be appointed at the expense of the company to investigate the violation, and depending on the result, the Committee may request the company’s Representative Director for correction.

The current status of education sessions of the Audit Committee from January 1, 2019 to May 31, 2021 is as follows, and in 2021, we will also provide training on related regulations.

(Table 9-①-2) The Status of Audit Committee Education Sessions from January 1, 2019 to May 31, 2021

Date	Hours of Education	Subject
July 26, 2019	2 hours	- Revisions related to the independent audit system, such as periodic designation system
October 31, 2019	2 hours	- Major changes in the internal accounting management system under the revised Act on External Audit of Stock Companies and the roles of Audit Committee, etc.
August 6, 2020	2 hours	- Overview of the internal accounting management system, operation and evaluation procedures, etc.

The company operates the Corporate Audit Office, a supporting body for internal audit organization, to assist efficient audit conduct of Audit Committee. To perform necessary procedures, such as reviewing documents related to important tasks, Audit Committee may work with the Corporate Audit Office. The Corporate Audit Office is made up of 44 employees, including the head of the office, certified public accountants, and employees who are specialized in business management. The office supports Audit Committee to operate with independent position from the management and controlling shareholders, conducts financial and accounting audits such as consolidated financial statements and evaluates internal accounting management systems, conducts and supports audits on domestic and overseas subsidiaries, establishes and revises ethical management policies, etc. To secure independence from the management, the results are regularly reported directly to the Audit Committee.

In addition, the company appoints a Compliance Officer to check compliance with the Compliance Control Standards. The appointed Compliance Officer monitors and reports to BoD whether the management and employees comply with established laws and regulations and conduct company operation properly.

(Table 9-①-3) The Compliance Officer

Name	Gender	Month and Year of Birth	Position	Responsibilities	Major Careers	Date of Appointment (Term)
Lee, Sung-Wook	Male	October 1964	Senior Executive Vice President	- Head of Legal Affairs Office - Compliance Officer	- Seoul National University (Bachelor’s degree) - Chief prosecutor, Seoul High Prosecutor’s Office - Chief prosecutor, Incheon District Prosecutor’s Office - Lawyer, Law firm Taewon	January 30, 2019 (3 years)

C. Remuneration of Audit Committee Members

The remuneration of Audit Committee members who are Outside Directors is determined comprehensively by considering cases of other companies with similar level of work and scale, and socially acceptable norms, etc. The remuneration of Outside Directors who are members of Audit Committee and of Outside Directors who are not members of Audit Committee is the same.

D. Independence and Professionalism of Internal Auditing Organization

The company maintains Audit Committee’s objectivity with independent position from the business execution organizations such as BoD and the management when the Committee performs auditing duties in accordance with relevant laws and regulations. The Audit Committee meets all relevant laws and regulations to secure independence and expertise. In order to secure independence and professionalism, the Outside Director Candidate Recommendation Advisory Panel, a non-Board organization, and the Director Candidate Recommendation and Management Committee, a Special Committee under BoD, independently discover and recommend candidates from academic, industrial, legal fields, as well as candidates of accounting experts who are required by laws. The final candidates are elected at GMoS. Based on the above information, it is reasonably considered that independence and expertise of the company’s Audit Committee are sufficiently secured.

(Sub-Principle 9-②) Internal audit organization such as audit committee and auditors should faithfully carry out audit-related tasks such as holding regular meetings, and disclose activities transparently.

A. Internal Audit Organization’s Activities

From January 1, 2020 to December 31, 2020, the Audit Committee meetings were held 7 times. During this period, Audit Committee deliberated on results of internal accounting audit and evaluation on operation of internal accounting management system and was reported results of independent audits, consolidated internal control operations and evaluations, and internal audits and external review results for quarterly consolidated financial statements.

From January 1, 2021 to May 31, 2021, Audit Committee meetings were held total 5 times. During the period, the Audit Committee deliberated on results of internal accounting audit, evaluation on operation of internal accounting management system, and was reported results on operation of internal accounting management system and external audit on accounting. Related details are presented in the table below.

(Table 9-②-1) Audit Committee Meetings and Attendance

①	Audit Committee Meetings

(From January 1, 2020 to December 31, 2020)

No.	Meeting Date	Attendees	Agenda		Result
			Agenda Type	Contents
1	January 30, 2020	2/3	Deliberation	Evaluation on operation status of the internal accounting management system in 2019	Approved
			Deliberation	Approval of audit and non-audit service contracts on POSCO and domestic consolidated subsidiaries	Approved
			Deliberation	Audit Committee Activities in 2019	Approved
			Report	Operation status of the internal accounting management system in 2019	Report
			Report	Internal audit performance in 2019 and plan for 2020	Report
			Report	Evaluation on ethical compliance of executive officers and employees in 2019	Report
2	February 20, 2020	3/3	Deliberation	Approval of overseas consolidated subsidiaries’ audit and non-audit service contracts	Approved
			Deliberation	Internal audit results of the 52nd term accounting	Approved
			Report	External audit results of the 52nd term accounting	Report
3	February 21, 2020	3/3	Deliberation	Deliberation on the agendas of the GMoS	Approved
4	April 24, 2020	3/3	Deliberation	Appointment of the Chairman of Audit Committee	Approved
			Report	Operation status of consolidated internal accounting management system in 2019	Report
			Report	Evaluation on operation status of consolidated internal accounting management system in 2019	Report
			Report	Audit result on 20-F in 2019	Report
5	May 7, 2020	3/3	Deliberation	Approval of POSCO SPS audit service contract	Approved
			Report	Results of internal audit of the consolidated financial statements for the 1st quarter of 2020	Report
			Report	Results of external review of the consolidated financial statements for the 1st quarter of 2020	Report
6	August 6, 2020	3/3	Deliberation	Approval on changes in the audit service contract for POSCO(Guangdong) Automotive Steel Co., Ltd.	Approved
			Report	Plans to strengthen the operation of the internal accounting management system in 2020	Report
			Report	Results of internal audit on consolidated financial statements for the 2nd quarter of 2020	Report
			Report	Results of external review on consolidated financial statements for the 2nd quarter of 2020	Report
			Report	Internal audit performance for the 1st half of 2020 and plans for the 2nd half of 2020	Report
			Report	Audit activity evaluation results of the independent auditor for the year 2019	Report
7	November 5, 2020	3/3	Deliberation	Approval of POSCO audit service contract	Approved
			Report	Internal audit result on Consolidated financial statements of the 3rd quarter of the fiscal year 2020	Report
			Report	External review result on Consolidated financial statements of the 3rd quarter of the fiscal year 2020	Report

(From January 1, 2021 to May 31, 2021)

No.	Meeting Date	Attendees	Agenda		Result
			Agenda Type	Contents

1	January 27, 2021	3/3	Deliberation	Consent to appoint the head of the internal audit department	Approved
			Deliberation	Assessment of internal accounting management system in 2020	Approved
			Deliberation	Approval of audit and non-audit services for POSCO and subsidiaries	Approved
			Report	Report of operation of internal accounting management system in 2020	Report
			Report	Report on approval of POSCO E&C’s audit service contract	Report
			Report	The result of internal audit for 2020 and audit plans for 2021	Report
			Report	Audit Committee activities in 2020	Report
			Report	The assessment on the executive officers and employees conformity to the code of ethics for the fiscal year of 2020	Report

2	February 17, 2021	3/3	Deliberation	Internal audit result for the year 2020	Approved
			Report	External audit result for the year 2020	Report

3	February 18, 2021	3/3	Deliberation	Review of the agendas for the Ordinary GMoS	Approved

4	March 12, 2021	3/3	Deliberation	Appointment of the chairman of the Audit Committee	Approved

5	April 23, 2021	3/3	Report	POSCO E&C and POSCO ICT deficit projects status and management plans	Report
			Report	Operation plan for internal accounting management system in 2021	Report
			Report	Results of internal audit on the consolidated financial statements for the 1st quarter of 2021	Report
			Report	Review on the impact of amendments to the U.S. listed company regulations on independence of external auditors	Report
			Report	The results of the 20-F audit for 2020 and the results of external reviews on the consolidated financial statements for the 1st quarter of 2021	Report

② Audit Committee Attendance of Individual Directors

(From January 1, 2020 to December 31, 2020)

	No.	1	2	3	4	5	6	7	Remarks
	Meeting Date	January 30, 2020	February 20, 2020	February 21, 2020	April 24, 2020	May 7, 2020	August 6, 2020	November 5, 2020
Outside Directors	Chung, Moon-Ki	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Bahk, Byong-Won	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Chang, Seung-Wha	Absent	Attended	Attended	Not applicable	Not applicable	Not applicable	Not applicable	End of term on March 2020
	Pahk, Heui-Jae	Not applicable	Not applicable	Not applicable	Attended	Attended	Attended	Attended	Newly appointed on March 2020

* At the 52nd GMoS, held on March 27, 2020, due to end of tenure of Chang, Seung-Wha, a new member Pahk, Heui-Jae was appointed.

(From January 1, 2021 to May 31, 2021)

	No.	1	2	3	4	5	Remarks
	Meeting Date	January 27, 2021	February 17, 2021	February 18, 2021	March 12, 2021	April 23, 2021
Outside Directors	Bahk, Byong-Won	Attended	Attended	Attended	Not applicable	Not applicable	End of term on March 2021
	Chung, Moon-Ki	Attended	Attended	Attended	Attended	Attended
	Pahk, Heui-Jae	Attended	Attended	Attended	Attended	Attended
	Kim, Sung-Jin	Not applicable	Not applicable	Not applicable	Attended	Attended	Newly appointed on March 2021

* At the 53rd GMoS, held on March 12, 2021, due to end of tenure of Bahk, Byong-Won, a new member Kim, Sung-Jin was appointed

③ Attendance Rate of Individual Directors in Audit Committee in the last 3 Fiscal Years

(From January 1, 2018 to December 31, 2020)

Inside or Outside Director	Name	Attendance rate(%)
		Average of the last 3 years1)	Recent 3 years2)
			2020	2019	2018
Outside	Chung, Moon-Ki	100	100	100	100
	Bahk, Byong-Won	100	100	100	100
	Chang, Seung-Wha	95	67	100	100
	Pahk, Heui-Jae	100	100	—	—

1)	Total number of attendance is divided by total number of meetings held.

2)	The year that the Director did not belong to the committee marked as “-“.

* At the 52nd GMoS, held on March 27, 2020, due to end of tenure of Chang, Seung-Wha, a new member Pahk, Heui-Jae was appointed.

Audit procedures are stipulated in our internal audit guidelines. The internal audit guidelines stipulate the selection of audit targets, audit methods, and post-management of audit results, and the Corporate Audit Office conducts audit works in accordance with the audit procedures stipulated in the internal audit guidelines. The company writes minutes and audit records in accordance with the Audit Committee Regulations, and minutes and audit records are retained for 10 years after being stamped or signed by Audit Committee members. Audit Committee’s procedure for reporting to GMoS is prescribed by the Articles of Incorporation.

B. Internal Audit Organization’s Audit Tasks

As described in A. Internal Audit Organization’s Activities, audit procedure complies with the internal audit guidelines, and it is reasonably believed that Audit Committee of the company performs audit-related tasks faithfully.

 (Core Principle 10) Independent Auditor

In order to ensure that the company’s accounting information is trusted by its users, such as shareholders, independent auditor must conduct audits fairly with independent position from the audited company, its management and controlling shareholders.

(Sub-Principle 10-①) The internal audit organization should prepare and operate policy to secure independence and expertise when selecting independent auditor.

A. Appointment and Operation Policy for Independent Auditor

In order to strengthen independence and professionalism of independent auditors, and fairness of appointment process, we appoint and evaluate independent auditors at the Audit Committee in accordance with the Articles of Incorporation and the Audit Committee Regulations. The Audit Committee appoints independent auditors considering the independent auditors’ expertise and understanding about the company. Audit Committee of the company established the evaluation criteria for independent auditors in consideration of the independence, professionalism, audit plan, and audit time in the 7th Audit Committee in 2019. As determined by applicable laws, in the 8th Audit Committee in 2019 KPMG Samjong Accounting Corp. was appointed as independent auditor for 3 consecutive fiscal years from 2020 to 2022.

Every year, Audit Committee evaluates whether independent auditor has faithfully carried out the audit plan, including matters related to audit fees, audit hours, and personnel required for audit. Audit Committee conducted evaluation on the audit activities of independent auditor in 2019 at the 6th Audit Committee in 2020.

For reference, the company is not provided non-audit service contracts such as business consulting through subsidiaries of the independent auditor.

B. Evaluation on Appointment and Operation of Independent Auditor

In order to strengthen independence and professionalism of independent auditors, and fairness of the appointment process, independent auditor is appointed and evaluated by the Audit Committee in accordance with the Articles of Incorporation and the Audit Committee Regulations. The Audit Committee appoints independent auditors considering the independent auditors’ expertise and understanding about the company. As described in A. Appointment and Operation Policy for Independent Auditor, the company believes that the policy to secure independence and expertise when selecting independent auditor has been in place and operated.

(Sub-Principle 10-②) The internal audit organization should periodically communicate with independent auditor at all stages, including conducting external audits and reporting audit results.

A. Communication between Internal Audit Organization and Independent Auditor

Our independent auditor reports quarterly and semi-annually reviewed results of financial statements and yearly audit results to Audit Committee at least once in every quarter without attendance of the management. In addition, independent auditor discusses annual audit plans with Audit Committee, matters that need to be key to the company’s financial statements or overall management in relation to independent audits, and valuation methods of financial products held by the company. If necessary, independent auditor’s consultation are reflected to the internal audit work.

In accordance with Audit Committee Regulations, independent auditor may appeal to Audit Committee in the event of the company’s material misconduct on Directors’ work performance, occurrence of material events in violation of laws or the Articles of Incorporation, or violation of the accounting standards by the company.

In addition, Audit Committee shall report to BoD when a Director is in violation of laws or the Articles of Incorporation or it is concerned that a Director might act in violation of laws or the Articles of Incorporation. When it is notified by the independent auditor that the company violated accounting standards, an outside expert needs to be appointed with the expense of the company to investigate the violation, and depending on the result, the company’s Representative Director may be asked to correct it.

The company submitted unaudited separate financial statements to independent auditor 6 weeks before the Ordinary GMoS and submitted unaudited consolidated financial statements 4 weeks before the Ordinary GMoS. The financial statements for 2020 were submitted as follows, and since submission date to the Securities & Futures Commission and the submission date to independent auditor must be the same, proof of the Securities & Futures Commission submission was also provided to the independent auditor.

-	Submission Dates of Consolidated Financial Statements –

•	The 1st Submission : January 18, 2021, Statements of Financial Position and Comprehensive Income

•	The 2nd Submission : January 25, 2021, Statements of Financial Position, Comprehensive Income, Changes in Equity and Cash Flow, and Notes to the Financial Statements

•	The 3rd Submission : January 27, 2021, the final version of financial statements

B. Periodic Communication between Internal Audit Organization and Independent Auditor

Our Audit Committee regularly communicates with independent auditor at least once in every quarter, and if necessary, reflects the auditor’s consultation in internal auditing. As described in A. Communication between Internal Audit Organization and Independent Auditor, we believe that periodic communication between the company’s Audit Committee and independent auditor is sufficient.

5. Other Highlights

The company respects and supports internationally accepted sustainability standards such as the United Nations Sustainable Development Goals, the United Nations Global Compact, OECD Guidelines for Multinational Enterprises, and ISO 26000. In addition, the company prohibits child labor and forced labor in domestic and overseas workplaces in accordance with the above international standards and ethical standards, and supports international human rights standards such as Universal Declaration of Human Rights and UN Guiding Principles on Business and Human Rights.

The company has been publishing sustainability reports since 2004, and has been publishing “Corporate Citizenship Report” since 2019. Based on our corporate philosophy, Corporate Citizenship, the Corporate Citizenship Report transparently reports, through third-party verification, on sustainable strategies and performance that POSCO performs in all areas of Business, Society and People.

Based on the Global Reporting Initiative (GRI) standards Core Option, this report, as a member of the United Nations Global Compact, contains 10 principles in human rights, labor, environment and anti-corruption, and implementation activities to achieve Sustainable Development Goals.

The ‘POSCO Corporate Citizenship Report 2020’ published in June 2021 reinforces materiality analysis on important ESG issues that POSCO faces, and contains specific strategies for responding to 10 major issues and mid and long term management goals. In addition, for the first time in the industry, we established the ESG Factbook, which summarizes key performance data in each ESG area, and expanded the scope of collecting interested parties opinions.

In addition, following from last year, the Sustainability Accounting Standards Board(SASB) industry standard was considered which reflect the characteristics of the industry and the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD) were reflected. Especially, for the first time in domestic steel companies, ESG data covering overseas business sites will be disclosed in accordance with SASB standards. For more information, please refer to the Corporate Citizenship Report menu on the company website.

(https://www.posco.co.kr/homepage/docs/eng6/jsp/irinfo/irdata/s91b6000030l.jsp)

In March 2021, we established ESG Committee under BoD. The ESG Committee will manage overall ESG management, including reviewing the company’s major ESG policies and monitoring implementation processes. In particular, an environmental expert was appointed as a new Director for the Board-level management of achieving carbon neutrality, an important task for steel companies. The ESG committee consists of 3 Outside Directors and 1 Inside Director, chaired by an Outside Director.

Meanwhile, Corporate Citizenship Committee, which was established in March 2019, was expanded and reorganized into Corporate Citizenship Advisory Council in 2021 by reinforcing experts in safety, environment, and organizational culture. The Corporate Citizenship Advisory Council is held on a quarterly basis and performs in checking the outcome of corporate citizenship activities and responding and preventing issues related to industrial safety and health. In addition, the Council conducts inspections and strategic advice on overall ESG management.

Attachment	Key Compliance Indicators of Corporate Governance

	Key Indicators	Compliance		References
		º	X

Shareholders	① Announcement of convocation 4 weeks before the GMoS *		X	Due to accounting schedule, etc., the announcement of convocation was made 3 weeks in advance, but we will review the business process in the future.
	② Electronic voting*	º		(Sub-Principle 1-②) A. History of Shareholders’ Exercise of Voting Rights
	③ The GMoS held on non-congested date *	º		(Sub-Principle 1-②) A. History of Shareholders’ Exercise of Voting Rights
	④ Dividend policy and dividend implementation plan notified to shareholders at least once a year **	º		(Sub-Principle 1-④) B. Information Provision of Shareholders Return Policies

BoD	⑤ Establishment and operation of the CEO’s succession policy (including emergency appointment policy)	º		(Sub-Principle 3-②) A. The CEO Succession Policy
	⑥ Establishment and operation of internal control policy	º		(Sub-Principle 3-③) A. Operation of Internal Control Policy
	⑦ Separation of Chairman of the BoD and Representative Director	º		(Sub-Principle 4-①) A. The Status of BoD Composition
	⑧ Adoption of cumulative voting system	º		(Sub-Principle 4-③) C. The Cumulative Voting System and Minority Shareholders, Etc.
	⑨ Establishment of policies to prevent election of executive officers who are responsible for damaging corporate value or infringement of shareholder rights	º

(Sub-Principle 4-④) B. Executive Officer Appointment Policy and C. Inspection on

Executive Officers’ Embezzlement, Misconduct or Unfair Transactions under the Financial Investment Services and Capital Markets Act

	⑩ None-existence of long-term Outside Directors over 6 years	º		(Sub-Principle 5-①) B. Outside Director with Long-Term Tenure

Audit Organization	⑪ Provide training for internal audit organization at least once a year **	º		(Sub-Principle 9-①) B. Operation of Internal Audit Organization
	⑫ Establishment of an independent internal auditing department (a supporting body of internal audit)	º		(Sub-Principle 9-①) B. Operation of Internal Audit Organization
	⑬ Existence of accounting or financial experts in internal audit organization	º		(Sub-Principle 9-①) B. Operation of Internal Audit Organization
	⑭ Internal audit organization holds meeting with independent auditors at least once in every quarter without attendance of the management **	º		(Sub-Principle 10-②) A. Communication between Internal Audit Organization and Independent Auditor
	⑮ Whether or not an internal audit organization has the procedure to access important business-related information	º		(Sub-Principle 9-①) B. Operation of Internal Audit Organization
º	The above table is as of May 31, 2021
*	Based on the Ordinary GMoS held in March 12, 2021
**	Based on from January 1, 2020 to December 31, 2020